Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ENDO PHARMACEUTICALS HOLDINGS INC.

WEST ACQUISITION CORP.

AND

PENWEST PHARMACEUTICALS CO.

DATED AS OF AUGUST 9, 2010

- i -

- ii -

Section 9.11	Failure or Indulgence Not Waiver; Remedies Cumulative	61
Section 9.12	Waiver of Jury Trial	61
Section 9.13	Specific Performance	61
Section 9.14	Certain Definitions	61

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INDEX OF DEFINED TERMS

Affiliate	61
Agreement	1
Articles of Incorporation	16
Articles of Merger	9
Associate	61
Business Day	61
Bylaws	16
Certificate of Merger	9
Certificates	12
Cleanup	62
Closing	9
Closing Date	9
Code	6
Commonly Controlled Entity	28
Company	1
Company Adverse Recommendation Change	46
Company Benefit Agreements	28
Company Benefit Plans	28
Company Board	1
Company Common Stock	1
Company Disclosure Letter	15
Company Financial Statements	21
Company Material Adverse Effect	62
Company Material Contract	25
Company Notice of Adverse Recommendation	47
Company Option	16
Company Organizational Documents	16
Company Participant	30
Company Pension Plan	28
Company Preferred Stock	16
Company SEC Reports	21
Company Shareholder Approval	18
Company Shareholders’ Meeting	50
Company Stock Plans	16
Company Stock Rights	17
Company Takeover Proposal	46
Company Termination Fee	56
Company Warrants	11
Company Welfare Plan	28
Competition Laws	44
Confidentiality Agreement	42
Contract	63
Copyrights	64
Covered Employees	52
DGCL	1

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Dissenting Shares	14
Effective Time	10
Environmental Claim	63
Environmental Laws	63
Environmental Permits	63
ERISA	28
ESPP	12
Exchange Act	2
Exchange Agent	12
Exchange Fund	12
Expiration Date	A-1
FDA	19
GAAP	22
Governmental Entity	19
Hazardous Substances	63
HIPAA	20
HSR Act	3
Indemnified Parties	48
Intellectual Property	63
IP Contracts	26
known to Company	65
Law	18
Liability	22
Lien	19
Litigation	25
Maximum Premium	48
Merger	1
Merger Agreement Transactions	64
Merger Consideration	11
Merger Sub	1
Merger Sub Common Stock	11
Merrill Lynch	18
Minimum Tender Condition	A-1
Nasdaq	3
Nasdaq Marketplace Rules	64
New Plan	53
Offer	1
Offer Closing	4
Offer Closing Date	4
Offer Conditions	2
Offer Documents	4
Offer Price	1
Order	19
Outside Date	54
Parent	1
Parent SEC Reports	36

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Patents	64
Paying Agent	6
Person	61
Plan of Merger	64
Primary Company Executives	30
Products	64
Proxy Statement	50
Regulatory Authority	19
Regulatory Authorizations	64
Release	64
Representatives	64
Sarbanes-Oxley Act	21
Schedule 14D-9	7
Schedule TO	4
SEC	3
Securities Act	21
Shareholder Tender Agreements	2
Software	64
Subsidiary	64
Superior Proposal	46
Surviving Corporation	9
Takeover Statutes	7
Tax Return	25
Taxes	24
to the knowledge of the Company	65
Trade Secrets	64
Trademarks	64
Transactions	1
Uncertificated Shares	12
WBCA	1

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 9, 2010, is by and among Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), West Acquisition Corp., a Delaware corporation and an indirect, wholly-owned Subsidiary of Parent (“Merger Sub”), and Penwest Pharmaceuticals Co., a Washington corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS in furtherance of the acquisition of the Company by Parent, Parent proposes to cause Merger Sub to commence an offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $5.00, net to the seller in cash, without interest (such consideration or any other consideration paid per share pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Merger Sub shall, in accordance with the Washington Business Corporation Act (the “WBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), merge with and into the Company (the “Merger”), pursuant to which each share of Company Common Stock, other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated hereby (the “Transactions”), are advisable, fair to and in the best interests of the shareholders of the Company, (ii) adopted and approved this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions, (iii) resolved to recommend that the Company’s shareholders accept the Offer and approve the Merger and the Plan of Merger and (iv) taken all actions so that the restrictions contained in the Articles of Incorporation and the WBCA applicable to a “significant business transaction” (as defined in Chapter 23B.19 of the WBCA) will not apply to the execution, delivery or performance of this Agreement or the Shareholder Tender Agreements (as defined below), or to the consummation of the Transactions, including the Merger;

WHEREAS, the Continuing Directors of the Company (as such term is defined in the Company’s Articles of Incorporation), voting separately as a subclass of the Company Board, have unanimously adopted and approved this Agreement and the Merger pursuant to Section 13.2.2 of the Company’s Articles of Incorporation, including the Merger;

WHEREAS, the board of directors of Merger Sub has adopted, approved and declared it advisable for Merger Sub to enter into this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent has approved this Agreement and the Transactions, and Parent, in its capacity as the sole shareholder of Merger Sub, has adopted and approved the Merger and the Plan of Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Merger Sub have entered into a Shareholder Tender Agreement in the form attached as Exhibit B hereto with each of Tang Capital Partners L.P., Kevin C. Tang, Perceptive Advisors LLC and Jennifer Good (collectively, the “Shareholder Tender Agreements”), pursuant to which, among other things, each of them has irrevocably agreed to tender shares of Company Common Stock beneficially owned by them in the Offer (the shares subject to such agreements constituting, in the aggregate, approximately 38.6% of the fully diluted Company Common Stock on the date hereof); and

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company will enter into the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement in the form attached as Exhibit D hereto, effective in accordance with its terms;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Upon the terms and subject to the conditions of this Agreement (including ARTICLE VIII), as promptly as practicable (but in no event later than August 20, 2010), Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), the Offer; provided, that the Company agrees that no shares of Company Common Stock owned by the Company will be tendered pursuant to the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(i) The initial Expiration Date (defined in Exhibit A) shall be 12:00 midnight, New York City time, at the end of the 20th Business Day following commencement of the Offer (determined pursuant to Rules 14d-1(g)(3) and 14d-2 under the Exchange Act). Merger Sub expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Merger Sub shall not (A) reduce the number of shares of Company Common Stock subject to the Offer, (B) reduce the Offer Price or change the form of consideration payable in the Offer, (C) change, modify or waive the Minimum Tender Condition (as defined in Exhibit A), (D) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (E) extend the Offer except as provided in this Section 1.1 for a period of five (5) Business Days on each such occasion or (F) otherwise amend the Offer in any manner adverse to the holders of Company Common Stock or that would reasonably be expected to prevent, materially delay or impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions.

(ii) Notwithstanding anything in this Agreement to the contrary, Merger Sub (A) may, in its sole discretion (subject to the obligations of Parent and Merger Sub under Section 1.1(a)(ii)(B) and Section 1.1(a)(iii)), without consent of the Company, extend the Offer on one or more occasions for a period of five (5) Business Days on each such occasion if, on any then-scheduled Expiration Date (defined in Exhibit A), any of the Offer Conditions shall not be satisfied or, in Merger Sub’s sole discretion, waived (if permitted under this Agreement) until such time as such condition or conditions are satisfied or waived and (B) shall extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission (the “SEC”), the staff thereof or the Nasdaq Stock Market (the “Nasdaq”) applicable to the Offer, and until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable foreign antitrust, competition or similar Law shall have expired or been terminated; provided, however, that in no event shall Merger Sub be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII.

(iii) In addition to the extension obligation set forth in Section 1.1(a)(ii)(B), Parent and Merger Sub agree that if on any scheduled Expiration Date of the Offer, the Minimum Tender Condition is not satisfied but all of the other Offer Conditions set forth in Exhibit A are satisfied or, in Merger Sub’s sole discretion, waived, then Merger Sub shall, and Parent shall cause Merger Sub to, on each of the first two such scheduled expiration dates, extend the Offer for periods of five (5) Business Days on each such occasion; provided, however, that this provision shall not require Merger Sub to extend the expiration of the Offer more than two times, for five (5) Business Days on each such occasion, and in no event shall Merger Sub be required to extend the Offer (1) beyond the Outside Date or (2) at any time that Parent or Merger Sub is permitted to terminate this Agreement pursuant to ARTICLE VIII.

(iv) On the terms and subject to the conditions of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for (subject to any applicable Tax withholding pursuant to Section 1.1(d)) all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date (defined in Exhibit A) (as it may be extended and re-extended in accordance with this Section 1.1(a)). The Offer Price payable in respect of each share of Company Common Stock pursuant to the preceding sentence shall be paid net to the seller in cash, without interest, on the terms and subject to the conditions of this Agreement. Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Merger Sub expressly reserves the right to, in its sole discretion, following the Offer Closing, extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act; provided, however, such period (including any extensions thereof) shall not exceed twenty (20) Business Days. The Offer Documents (as defined below) may, in Merger Sub’s sole discretion, provide for such a reservation of right.

(v) Nothing contained in this Section 1.1(a) shall affect any termination rights in ARTICLE VIII. Unless this Agreement is terminated pursuant to Section 8.1, neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company in its sole discretion. In the event this Agreement is terminated pursuant to Section 8.1, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination irrevocably and unconditionally terminate the Offer and shall not acquire any shares of Company Common Stock pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the purchase of shares of Company Common Stock in the Offer, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to promptly return, all tendered shares to the tendering shareholders.

(b) On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain an offer to purchase and a related letter of transmittal and summary advertisement and other appropriate ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and cause the Offer Documents to be disseminated to the shareholders of the Company as and to the extent required by United States federal securities Laws. The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel in writing upon request all information concerning the Company that may be required by applicable securities Laws or be reasonably requested by Parent in connection with any action contemplated by this Section 1.1(b). Parent shall cause the Schedule TO and other Offer Documents to comply in all material respects with the provisions of applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the shareholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable

United States federal securities Laws. Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence and summaries of all material oral communications between them and their Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable and good faith consideration to any such comments. In the event that Parent or Merger Sub receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c) Parent and Merger Sub shall make all appropriate arrangements with the Paying Agent so that:

(i) holders of Company Options (whether or not such Company Options shall otherwise be exercisable) may tender shares of Company Common Stock issuable upon exercise of such Company Options pursuant to the Offer by delivering to the Paying Agent prior to the Offer Closing such documents as may be required pursuant to the terms of the Company Options to effect the exercise thereof for shares of Company Common Stock (other than payment of the exercise price of such Company Options) (together with all other documentation required in connection with the valid tender of shares of Company Common Stock pursuant to the Offer), provided, that such exercise shall not be deemed to occur unless and until Merger Sub accepts for payment and pays for shares of Company Common Stock tendered pursuant to the Offer at the Offer Closing. Any exercise of Company Options in accordance with this Section shall be deemed to have occurred as of immediately prior to the Offer Closing, and such Paying Agent shall pay to the holder of the Company Options the aggregate Offer Price with respect to the shares of Company Common Stock issuable upon exercise of the Company Options less an amount equal to the aggregate exercise price of such Company Options so exercised. Holders of Company Options that tender shares of Company Common Stock issuable upon exercise of such Company Options in accordance with this Section shall have the right to withdraw such tender (and revoke the related conditional exercise of such Company Options) on the same terms and conditions as would apply if they had tendered outstanding shares of Company Common Stock into the Offer.

(ii) holders of Company Warrants (whether or not such Company Warrants shall otherwise be exercisable) may tender shares of Company Common Stock issuable upon exercise of such Company Warrants pursuant to the Offer by delivering to the Paying Agent prior to the Offer Closing such documents as may be required pursuant to the terms of the Company Warrants to effect the exercise thereof for shares of Company Common Stock (other than payment of the exercise price of such Company Warrants) (together with all other documentation required in connection with the valid tender of shares of Company Common Stock pursuant to the Offer), provided, that such exercise shall not be deemed to occur unless and until Merger Sub accepts for payment and pays for shares of Company Common Stock tendered pursuant to the Offer at the Offer Closing. Any exercise of Company Warrants in accordance with this Section shall be deemed to have occurred as of immediately prior to the Offer Closing, and such Paying Agent shall pay to the holder of the Company Warrants the aggregate Offer Price with respect to the shares of Company Common Stock issuable upon exercise of the Company Warrants less an amount equal to the aggregate exercise price of such Company Warrants so exercised. Holders of Company Warrants that tender shares of Company Common Stock issuable upon exercise of such Company Warrants in accordance with this Section shall have the right to withdraw such tender (and revoke the related conditional exercise of such Company Warrants) on the same terms and conditions as would apply if they had tendered outstanding shares of Company Common Stock into the Offer.

(d) Parent shall provide or cause to be provided to Merger Sub on a timely basis the consideration necessary to pay for any Company Stock Rights that Merger Sub becomes obligated to accept for payment and pay for pursuant to the Offer, and shall cause Merger Sub to fulfill all of Merger Sub’s obligations under this Agreement.

(e) Parent, Merger Sub, and the paying agent for the Offer (the “Paying Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of Company Stock Rights such amounts as Parent, Merger Sub, or the Paying Agent, as applicable, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations promulgated thereunder, or any other provision of Tax Law. To the extent that amounts are so withheld and paid over by Parent, Merger Sub or the Paying Agent, as applicable, to the appropriate taxing authority, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Company Stock Rights to whom such withheld amounts would otherwise have been paid.

Section 1.2 Company Actions.

(a) The Company hereby approves and consents to the Transactions and represents that:

(i) the Company Board, at a meeting duly called and held, has unanimously:

(A) determined that the Transactions are advisable, fair to and in the best interests of the shareholders of the Company;

(B) adopted and approved this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions;

(C) resolved to recommend that the Company’s shareholders accept the Offer and approve the Merger and the Plan of Merger; and

(D) taken all actions so that the restrictions contained in the Articles of Incorporation and Chapter 23B.19 of the WBCA will not apply to the execution, delivery or performance of this Agreement or the Shareholder Tender Agreements, or to the consummation of the Transactions, including the Merger (the “Takeover Statutes”); and

(ii) the Continuing Directors of the Company (as such term is defined in the Company’s Articles of Incorporation), voting separately as a subclass of the Company Board, have unanimously adopted and approved this Agreement and the Merger pursuant to Section 13.2.2 of the Company’s Articles of Incorporation.

(b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 6.5(b), the recommendation described in Section 1.2(a)(iii) and shall disseminate the Schedule 14D-9 to the shareholders of the Company as and to the extent required by Rule 14d-9 under the Exchange Act. Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel in writing upon request all information concerning Parent and Merger Sub that may be required by applicable securities Laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the provisions of applicable Law. Each of the Company, Parent, and Merger Sub shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the shareholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable United States federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence and summaries of all material oral communications between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) that does not contain or relate to a Company Adverse Recommendation Change with the SEC or mailing thereof to the shareholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any such comments. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c) In connection with the Offer and the Merger, the Company shall instruct its transfer agent to furnish Parent and Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of the latest practicable date, together with copies of all lists of shareholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, in each case as of the latest date practicable, and shall furnish to Parent and Merger Sub such information and assistance (including periodically updated lists of shareholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to holders of Company Common Stock. Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, Merger Sub and their respective affiliates, associates and Representatives shall use the information contained in any such labels, listings and files only in connection with the Offer and the Merger, shall treat such information and materials in accordance with the terms and conditions of the Confidentiality Agreement, and, if this Agreement shall be terminated, will deliver to the Company all copies of such information then in their possession or under their control promptly upon the request of the Company.

Section 1.3 Directors.

(a) Effective upon the Offer Closing and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of shares of Company Common Stock beneficially owned by Parent and/or Merger Sub (including shares accepted for payment pursuant to the Offer) bears to the total number of shares outstanding, and the Company shall, promptly following Parent’s written request, cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors (with such method to be by the election of Parent, including the selection of the individuals designated for resignation). The Company shall take such actions necessary to cause Parent’s designees to be Continuing Directors under the Company’s Articles of Incorporation. At each such time, the Company shall also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board in proportion to the number of directors designated by Parent to the Company Board, to the extent permitted by applicable Law and the Nasdaq Marketplace Rules.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and, to the extent applicable to a “controlled company,” the Nasdaq Marketplace Rules. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its shareholders such information with respect to the Company and its officers and directors as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.3(a) and this Section 1.3(b) shall be subject to the receipt of such information.

(c) Notwithstanding anything in this Agreement to the contrary, following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time, the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board, and if any other action on the part of the Company, including any action by any other director of the Company, shall be required, Parent shall cause the directors designated by Parent to take all necessary actions required to ratify such actions) (i) any termination of this Agreement by the Company, (ii) any amendment of this Agreement requiring action by the Company Board, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (iv) any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or any of the Company’s rights or benefits hereunder and (v) any amendment of the Company’s Articles of Incorporation.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the WBCA and the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in Section 23B.11.060 of the WBCA and Section 259 of the DGCL.

Section 2.2 Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties hereto, which shall be no later than the second Business Day after the satisfaction or waiver of all of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the merger to be consummated by filing (i) articles of merger substantially in the form attached hereto as Exhibit C (the “Articles of Merger”) with the Secretary of State of the State of Washington for filing as provided in the WBCA, and shall make all other filings or recordings required by the WBCA in connection with the Merger and (ii) a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and by making all other filings or recordings required under the

DGCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Washington (at the time specified therein, or if no such time is specified therein, as of the close of business on the date so filed), or at such subsequent date or time as Parent and the Company shall agree and specify in the Articles of Merger or, if not specified therein, by the WBCA. The time at which the Merger becomes effective is referred to herein as the “Effective Time.” This Agreement shall be deemed the “plan of merger” under Chapter 11 of the WBCA and together with Exhibit A and Exhibit E hereto (but excluding the other Exhibits and Schedules hereto) shall be filed with the Articles of Merger pursuant to Section 23B.11.050(1) of the WBCA.

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and applicable provisions of the WBCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4 Organizational Documents of the Surviving Corporation. At the Effective Time, the Articles of Incorporation of the Company shall be amended in their entirety as set forth in Exhibit E to this Agreement, and so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE III

EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Company Common Stock or of any shares of capital stock of Parent or Merger Sub:

(a) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including without limitation all vested and unvested shares of restricted stock, but not including shares to be cancelled pursuant to Section 3.1(c) hereof and Dissenting Shares) shall be converted into the right to receive in cash an amount equal to the Offer Price paid in the Offer (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be issued or paid in consideration therefor in accordance with Section 3.2, without interest.

(b) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(c) Cancellation of Certain Shares. Each share, if any, of Company Common Stock that is owned by Parent or by any direct or indirect wholly-owned Subsidiary of Parent shall be cancelled without any conversion, and no consideration shall be delivered in respect thereof.

(d) Company Options. Effective as of the Closing, the Company Stock Plans and all Company Options outstanding immediately before the Closing shall be cancelled and of no further force or effect. In consideration for such cancellation of Company Options outstanding under the Company Stock Plans immediately before the Closing, the holders thereof (whether or not such Company Options shall otherwise be exercisable at the Effective Time) shall automatically (and without any further action being required on the part of the holders thereof) receive, at the Effective Time, an amount of cash equal to (i) the number of shares of Company Common Stock subject to each such Company Option held by such holder multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the per-share exercise price under such Company Option (with such payments to be subject to any applicable Tax withholding in accordance with Section 3.1(h)).

(e) Company Warrants. Effective as of the Closing, each warrant to acquire shares of Company Common Stock (collectively, “Company Warrants”) shall become a warrant to receive, subject to the conditions set forth therein, an amount of cash determined pursuant to the terms of such Company Warrant. The Company shall give notice of the Merger to the holders of Company Warrants as required pursuant to the terms thereof. Following the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay any consideration owed to a holder of a Company Warrant in accordance with the terms of such Company Warrant.

(f) Other Equity Awards. Prior to the Effective Time, the Company shall take all actions necessary such that no Person has any rights to acquire Company Common Stock or common stock of the Parent or any of its Subsidiaries (including the Surviving Corporation) pursuant to any Company Benefit Plan or Company Benefit Agreement following the Effective Time.

(g) Employee Stock Purchase Plan. After the date hereof, no future offering periods shall be commenced under Company’s 1997 Employee Stock Purchase Plan (the “ESPP”). Prior to the Effective Time, the Company shall take all actions necessary such that effective as of immediately prior to the Closing the ESPP shall terminate and no Person shall hold any right to acquire Company Stock pursuant to the ESPP on or following the Effective Time.

(h) Withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct from the consideration otherwise payable pursuant to this Agreement to any holder of Company Options or Company Warrants such amounts as Parent, the Company, the Surviving Corporation or the Exchange Agent, as applicable, is or may be required to deduct and withhold with respect to the making of such payment under the Code and Treasury Regulations promulgated thereunder, or any other provision of Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Company, the Surviving Corporation or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Company Options or Company Warrants to whom such withheld amounts would otherwise have been paid.

(i) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time.

Section 3.2 Exchange of Shares and Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall engage a nationally recognized financial institution reasonably satisfactory to the Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, the Merger Consideration to be paid in respect of Company Common Stock. All cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock represented by book-entry (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal (which, in the case of the Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration. Upon (1) surrender of the Certificates for cancellation to the Exchange Agent or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and (2) such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the portion of the Merger Consideration to which such holder is entitled pursuant to Section 3.1, and any Certificates so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be paid to a Person, other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (I) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (II) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender.

(c) No Further Ownership Rights in Company Common Stock. All Merger Consideration issued and paid upon the surrender for exchange of the Certificates or Uncertificated Shares in accordance with the terms of this ARTICLE III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Company Common Stock twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Company Common Stock who have not theretofore complied with this ARTICLE III shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for payment of their claim for the Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any cash remaining in the Exchange Fund that is unclaimed by holders of Certificates or Uncertificated Shares as of a date immediately prior to such time that such amounts would otherwise escheat to or become property of a Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation on such date, free and clear of all claims or interests of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to former shareholders of the Company after the Effective Time pursuant to this ARTICLE III. If at any time the funds held in the Exchange Fund are insufficient to satisfy the obligations of Parent and/or Merger Sub under this Agreement, Parent shall or shall cause Merger Sub to promptly deposit additional funds held in the Exchange Fund such that the funds held in the Exchange Fund are thereafter sufficient to satisfy the obligations of Parent and Merger Sub hereunder. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this ARTICLE III shall promptly be paid to Parent.

(g) Withholding Rights. Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person that was a holder of Company Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent, as applicable, is or may be required to deduct and withhold with respect to the making of such payment under the Code and Treasury Regulations promulgated thereunder and under any other provision of Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes as having been paid to the Person to whom such withheld amounts would otherwise have been paid.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making and delivery of an affidavit of that fact by the holder thereof and delivery of a properly completed letter of transmittal to the Exchange Agent, such portion of the Merger Consideration as may be required pursuant to Section 3.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 3.3 Dissenting Shares.

(a) Notwithstanding anything in this Agreement other than Section 3.3(b) hereof to the contrary, any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a shareholder who is entitled to dissent from the Merger under Chapter 23B.13 of the WBCA and who has exercised, when and in the manner required by Chapter 23B.13 of the WBCA to the extent so required prior to the Effective Time, such right to dissent and to obtain payment of the fair value of such shares under Chapter 23B.13 of the WBCA in connection with the Merger (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such shareholder shall have effectively withdrawn or lost (through failure to perfect or otherwise) such shareholder’s right to obtain payment of the fair value of such shareholder’s Dissenting Shares under Chapter 23B.13 of the WBCA, but shall instead be entitled only to such rights with respect to such Dissenting Shares as may be granted to such shareholder under Chapter 23B.13 of the WBCA. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to shareholders of record prior to the Effective Time), and holders of Dissenting Shares shall have no rights as a shareholder of the Surviving Corporation with respect to such Dissenting Shares, except those provided under Chapter 23B.13 of the WBCA.

(b) If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder’s right to obtain payment of the fair value of such shareholder’s Dissenting Shares under Chapter 23B.13 of the WBCA, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder’s shares of Company Common Stock shall no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, shall be treated as if they had as of the Effective Time been converted into the right to receive the Merger Consideration, without any interest thereon, as set forth in Section 3.1(a) or converted or cancelled in accordance with of Sections 3.1(b) or (c), as applicable.

(c) The Company shall give Parent (i) prompt notice of any notices of intent to demand payment for any shares of Company Common Stock, attempted withdrawals of such demands for payment and any other instruments served pursuant to the WBCA and received by the Company relating to the exercise of dissenters’ rights under Chapter 23B.13 of the WBCA and (ii) the opportunity to participate in all negotiations and proceedings that take place prior to the Effective Time with respect to the exercise of dissenters’ rights under the WBCA. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to the exercise of dissenters’ rights or settle or offer to settle any demands for payment with respect to Dissenting Shares.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as (i) set forth in the written disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (with specific reference to the particular section or subsection of this Agreement to which the information set forth in such Company Disclosure Letter relates; provided, that any information set forth in one section of the Company Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof, as appropriate, to which its relevance is readily apparent on its face) or (ii) disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and each Company SEC Report filed subsequent to such Form 10-K but prior to the date of this Agreement, but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature; provided, that the exception provided for in this clause (ii) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Company SEC Report filed prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein, the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is made as of a specific date or time), as follows:

Section 4.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Washington and has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has furnished or made available to Parent true and complete copies of the Amended and Restated Articles of Incorporation of the Company, as amended through the date of this Agreement (as so amended, the “Articles of Incorporation”) and the Amended and Restated Bylaws of the Company, as amended through the date of this Agreement (as so amended, the “Bylaws” and together with the Company Articles of Incorporation, “Company Organizational Documents”). The Company Organizational Documents are in full force and effect and have not been amended or otherwise modified. The Company is not in violation of any provision of the Company Organizational Documents.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 60,000,000 shares of Company Common Stock, par value $0.001 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). At the close of business on August 6, 2010, (i) 31,946,576 shares of Company Common Stock were issued and outstanding, (including 64,000 shares of Company Common Stock that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), (ii) no shares of Company Common Stock were held by Company in its treasury, (iii) 4,150,000 shares of Company Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company’s 1997 Equity Incentive Plan, 1998 Spinoff Option Plan and 2005 Stock Incentive Plan (collectively, the “Company Stock Plans”), of which 2,595,069 shares of Company Common Stock were underlying outstanding and unexercised options entitling the holder thereof to purchase a share of Company Common Stock (each, a “Company Option”) and (iv) an aggregate of 7,803 shares of Company Common Stock are reserved for issuance pursuant to the 1997 Employee Stock Purchase Plan. Other than the Company Options and rights to acquire Company Common Stock pursuant to the 1997 Employee Stock Purchase Plan, no award to acquire Company Common Stock is outstanding under the Company Stock Plans or otherwise. At the close of business on August 6, 2010, no shares of Company Preferred Stock were issued and outstanding.

(b) Except as set forth in Section 4.2(a), at the close of business on August 6, 2010, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. From August 6, 2010 until the date of this Agreement, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding as of August 6, 2010, in accordance with their terms. Except as set forth in Section 4.2(a), as of the date hereof, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company (i) relating to any issued or unissued capital stock or equity interest of the Company, (ii) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in the Company, or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”). All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any shares of Company Common Stock) or any Company Stock Rights or to pay any dividend or make any other distribution in respect thereof, or make any investment (in the form of a loan or capital contribution) in, any Person, other than pursuant to the Company Stock Plans.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a true, complete and correct list, as of August 6, 2010, of (i) all Company Options then outstanding, the number of shares of Company Common Stock subject thereto, the grant dates, expiration dates, the exercise or base prices and the names of the holders thereof and (ii) all other outstanding awards under the Company Stock Plans, the number of shares of Company Common Stock subject thereto, the holders thereof and the vesting schedules thereof. Each outstanding Company Option and other award under a Company Stock Plan shall be treated at the Effective Time as set forth in Section 3.1.

(d) The Company has no Subsidiaries. The Company does not directly or indirectly own or have any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity.

Section 4.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval if required in connection with the Merger, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than obtaining the Company Shareholder Approval for consummation of the Merger and the filing and recordation of appropriate merger documents as required by the WBCA). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The affirmative vote of a majority of outstanding shares of Company Common Stock entitled to vote in accordance with the WBCA and the Company Organizational Documents (the “Company Shareholder Approval”) is the only vote of the holders of capital stock of the Company necessary to approve the Merger. No other vote of the holders of the capital stock of the Company is required to approve this Agreement and the Transactions.

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that the Transactions are advisable, fair to and in the best interests of the shareholders of the Company, (ii) adopting and approving this Agreement and the Transactions and declaring it advisable that the Company enter into this Agreement and consummate the Transactions, and (iii) recommending that the Company’s shareholders accept the Offer and approve the Merger and the Plan of Merger. The Continuing Directors of the Company (as such term is defined in the Company’s Articles of Incorporation), voting separately as a subclass of the Company Board, unanimously adopted and approved this Agreement and the Merger pursuant to Section 13.2.2 of the Company’s Articles of Incorporation.

(c) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) has delivered to the Company Board an opinion to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations contained therein, the $5.00 per share in cash to be received pursuant to the Offer and the Merger by the holders of Company Common Stock (other than Parent, Merger Sub, any beneficial owner of more than five percent (5%) of the outstanding shares of Company Common Stock who is a reporting person on a Statement of Beneficial Ownership on Schedule 13D (or amendment thereto) filed with the SEC with respect to the Company Common Stock, and their respective affiliates) is fair, from a financial point of view, to such holders. The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes after receipt thereof by the Company.

Section 4.4 No Conflict. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor performance of this Agreement by the Company will (a) assuming the Company Shareholder Approval is obtained for the Merger, conflict with or violate the Company Organizational Documents; (b) assuming compliance with Section 4.5 hereof and assuming the Company Shareholder Approval is obtained for consummation of the Merger, conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code or any other requirement or rule of law (a “Law”) or any charge, temporary restraining order or other order, writ, injunction (whether preliminary, permanent or otherwise), judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (an

“Order”), or any rule or regulation of any securities exchange on which the Company Common Stock is listed for trading, in each case applicable to the Company or by which any property or asset of the Company is bound; (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of any mortgages, pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever (each, a “Lien”) on any property or asset of the Company pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound (including any Company Material Contract); or (d) result in the loss or impairment of or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Company’s right to own, use, or hold for use any of the Intellectual Property as owned, used, or held for use by it in the conduct of business of the Company, except, in the case of clauses (b), (c) and (d) above, for any such conflicts, violations, breaches, defaults, losses, impairments, payments, consents or other occurrences which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Required Filings and Consents. The execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, or filing with, or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign (a “Governmental Entity”), except for (a) applicable requirements, if any, of (i) the Exchange Act, including, without limitation, the filing with the SEC of the Schedule 14D-9 and the Proxy Statement, (ii) state securities Laws, (iii) the WBCA, to file the Articles of Merger or other appropriate documentation and (iv) Nasdaq; (b) the HSR Act; (c) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other Transactions; (d) the filing of customary applications and notices, as applicable with the United States Food and Drug Administration (the “FDA”) or any other federal, state, local or foreign Governmental Entity that regulates federal or state public health care programs, or the marketing, sale, use, handling and control, safety, efficacy, reliability, distribution or manufacturing of medical devices and related products, or the provision of health care or similar services (each, a “Regulatory Authority”); and (e) such consents, approvals, orders, authorizations, permits, declarations, filings or notifications the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6 Compliance; Regulatory Compliance. Other than FDA matters, Tax matters, employee benefits matters, labor and employment matters, environmental matters or intellectual property matters, which are the subjects of Sections 4.7, 4.10, 4.14, 4.15, 4.16 and 4.17, respectively, the Company (i) has been operated at all times in compliance with all Laws and Orders applicable to the Company or by which any property, business or asset of the Company is bound and (ii) is not in default or violation of any governmental licenses, permits or franchises to which the Company is a party or by which the Company or any property or asset of the Company is bound other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which do not have and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received any written communication during the past two (2) years from a Governmental Entity that alleges that Company is not in compliance in any material respect with any applicable Law and Order.

Section 4.7 FDA Regulatory Matters.

(a) The Company has developed, tested, manufactured and stored, as applicable, its product candidates, including the Products, in compliance in all material respects with Federal Food, Drug and Cosmetic Act of 1938, as amended, to the extent applicable, and applicable regulations issued by the FDA.

(b) Section 4.7(b) of the Company Disclosure Letter sets forth a true and complete list of all Regulatory Authorizations from the FDA with respect to the Company’s product candidates currently in effect, and there are no other material Regulatory Authorizations required for the Company in connection with the conduct of the Company’s business as currently conducted. All such Regulatory Authorizations owned by the Company are (i) in full force and effect and the Company has not received written notice from any Governmental Entity or third Person that any such Regulatory Authorization is subject to any adverse action, (ii) validly registered and on file with applicable Regulatory Authorities, (iii) in compliance with all formal filing and maintenance requirements and (iv) in good standing, valid and enforceable, except, in the case of each of the foregoing clauses (i) – (iv), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) To the knowledge of the Company, the clinical trials conducted by or on behalf of the Company (which, for the avoidance of doubt, shall not include investigator-sponsored clinical trials) were, and if still pending, are, being conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements of the FDA, including, as applicable, the FDA’s good clinical practices and good laboratory practices regulations.

(d) The Company is not subject to any investigation that is pending or, to the knowledge of the Company which has been threatened, in connection with any of the Company’s product candidates, including the Products.

(e) Since January 1, 2007, the Company has complied in all material respects with all applicable security and privacy standards regarding protected health information under (i) the Health Insurance Portability and Accountability Act of 1996, including the regulations promulgated thereunder (collectively “HIPAA”), and (ii) other applicable state privacy laws.

(f) Since January 1, 2007, all material reports, applications, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Regulatory Authority by the Company have been so filed, maintained or furnished. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither the Company nor, to the knowledge of the Company, any officer, employee or agent of the

Company, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Regulatory Authority, or failed to disclose a material fact required to be disclosed to the FDA or any other Regulatory Authority, with respect to the Products. Neither the Company, nor, to the knowledge of the Company, any current officer, employee, or agent of the Company, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law.

(g) The Company has not received any written notices, correspondence or other communication from the FDA or any other Regulatory Authority since January 1, 2007 requiring the termination, suspension or material modification of any clinical trials conducted by, or on behalf of, the Company or in which the Company has participated. To the extent that the Company or, to the knowledge of the Company, any of its clinical trial sites have received FDA483 notices or untitled or warning letters since January 1, 2007, this correspondence has been made available for review by Parent.

(h) The Company has made available for review by Parent complete and accurate copies of all (i) investigational new drug applications submitted to the FDA or any other Regulatory Authority by or on behalf of the Company, including any supplements thereto, (ii) correspondence to or from the FDA or any other Regulatory Authority, including meeting minutes and records of material contracts and (iii) documents in the Company’s possession related to inspections by the FDA or any other Regulatory Authority, in case of each of the foregoing clauses (i) – (iii), relating to the Products.

Section 4.8 SEC Filings; Financial Statements.

(a) The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2007 (together with all exhibits, financial statements and schedules thereto, all information incorporated by reference and any documents filed with or furnished to the SEC on a voluntary basis, the “Company SEC Reports”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the Company SEC Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with applicable Law, including the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to such Company SEC Report. None of the Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed, and any Company SEC Reports filed with the SEC subsequent to the date hereof will not contain when filed, any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report.

(b) All of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”) at the time filed with the SEC, or, if amended, updated, restated or corrected in a subsequent Company SEC Report prior to the date hereof, as of the date of such amendment, update, restatement or correction, complied as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, recurring year-end audit adjustments). At the time filed with the SEC, or, if amended, updated, restated or corrected in a subsequent Company SEC Report prior to the date hereof, as of the date of such amendment, update, restatement or correction, (i) the consolidated balance sheets (including the related notes) included in such Company Financial Statements fairly presented, in all material respects, the consolidated financial position of the Company, at the respective dates thereof, and (ii) the consolidated statements of operations, shareholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements fairly presented, in all material respects, the consolidated statements of operations, shareholders’ equity and cash flows of the Company for the periods indicated, subject, in the case of the unaudited statements referred to in the foregoing clauses (i) or (ii), to normal, recurring year-end audit adjustments.

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company as at December 31, 2009, including the notes thereto, the Company has no Liability required by GAAP to be disclosed on a consolidated balance sheet of the Company, except for (i) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009, (ii) Liabilities incurred in connection with this Agreement and the Transactions and (iii) Liabilities that are not, individually or in the aggregate, material to the Company. As used in this Agreement, the term “Liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company has no outstanding, and has not arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(i) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(ii) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(iii) The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Reports.

(iv) Since January 1, 2007, the Company has not received any oral or written notification of any (A) “significant deficiency” or (B) “material weakness” in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3, as in effect on the date hereof.

Section 4.9 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2009 and through the date hereof, the Company has conducted its respective business or businesses only in the ordinary course in all material respects and in a manner consistent with prior practice in all material respects and there has not been any change, effect, event, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as contemplated by this Agreement, since December 31, 2009 and through the date hereof, there has not been (a) any material change in accounting methods, principles or practices employed by the Company, other than as required by Law or GAAP or (b) any action of the types described in Section 6.1(b) (other than the following subsections of Section 6.1(b): (xii), (xiii), (xiv) and (xviii)) which, had such action been taken after the date of this Agreement, would be in violation of such Section.

Section 4.10 Taxes.

(a) The Company has duly and timely filed all material Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate in all material respects. The Company has in full paid all material Taxes due and payable by it, except for those Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the financial statements included in the Company SEC Reports in accordance with GAAP. There are no Liens for any material amount of Taxes upon the assets of the Company, other than (i) statutory Liens for Taxes not yet due and payable and (ii) Liens for Taxes being contested in good faith by appropriate proceedings.

(b) There is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy currently in existence with respect to any Taxes or Tax Return of the Company. The Company has not received notice of any claim made by a Governmental Entity in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction. There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company and no power of attorney granted by the Company with respect to any Taxes is currently in force.

(c) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(d) The Company has not participated, within the meaning of Treasury Regulation Sections 1.6011-4(c), or has been a “material advisor” or “promoter” (as those terms are defined in Sections 6111 and 6112 of the Code) in (i) any “reportable transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(e) Since January 1, 2007, the Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(f) The Company has no material liability for any amount of Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of any state, local or foreign law), as a transferee or successor, by contract or otherwise.

(g) Since January 1, 2007, the Company has not (i) changed an annual accounting period or changed any accounting method, (ii) settled any material Tax claim or assessment, or (iii) received a Tax ruling from or entered into a closing agreement with any taxing authority.

(h) The Company is not and has not been a United States real property holding company within the meaning of Section 897(c)(z) of the Code.

(i) As used in this Agreement (A) “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties and (B) “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 4.11 Litigation.

(a) There is no claim, suit, action, investigation, indictment or information, or administrative, arbitration or other proceeding (“Litigation”) pending or, to the knowledge of the Company, threatened against the Company or any of its assets which, individually or in the aggregate, has had or, if adversely determined, would reasonably be expected to have, a Company Material Adverse Effect.

(b) There is no Order of any Governmental Entity or arbitrator outstanding against or, to the knowledge of the Company, investigation by, any Governmental Entity involving the Company or any of its assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.12 Material Contracts.

(a) As of the date hereof, except for (1) any Contract filed or listed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and (2) those Contracts set forth in Section 4.12(a) of the Company Disclosure Letter, the Company is not a party to any Company Material Contract. For the purposes of this Agreement, “Company Material Contract” shall mean the following (including any series of one or more related Contracts) as of the date hereof to which an Affiliate of Parent is not also a party:

(i) Any Contract under which the Company is (A) a lessee of real property, (B) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third person or entity, (C) a lessor of real property, or (D) a lessor of any tangible personal property owned by the Company, in any case referred to in clauses (B) or (D) only which requires future annual payments in excess of $100,000;

(ii) Any Contract between the Company and any employee or former employee, officer or director of the Company providing for aggregate compensation in excess of $100,000 in any twelve (12) month period (other than any unwritten Contract for the employment of any such employee or former employee implied at law);

(iii) Any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $100,000 by the Company;

(iv) Any Contract entered into other than in the ordinary course of business containing covenants of the Company (A) to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, is less than $100,000 or (B) containing covenants of the Company not to (or otherwise restricting or limiting the ability of the Company) compete in any line of business or geographic or therapeutic area, including any covenant not to compete with respect to the development, testing, manufacture, marketing, distribution, sale or maintenance of the Products;

(v) Any Contract requiring aggregate future payments or expenditures by the Company relating to Cleanup, abatement, remediation or similar actions in connection with environmental liabilities;

(vi) Any material license Contract, royalty Contract or other Contract, other than standard license agreements for commercially-available off-the-shelf software, with respect to (A) Intellectual Property relating to the Products to which the Company is a party that grants, assigns or otherwise transfers to any Person other than the Company, or restricts the use or registration of, any material rights (including any material licenses, assignments, consents to use or register, options or rights of negotiation), title or interest in or to any Intellectual Property relating to the Products, other than confidentiality agreements with third parties or (B) Intellectual Property which, pursuant to the terms thereof, requires, or may require upon the occurrence of certain events, future material payments by the Company (“IP Contracts”);

(vii) Any Contract pursuant to which the Company is required to (with or without the satisfaction of any conditions), or obtains or grants any material rights (including any options or rights of negotiation) to, undertake the development or commercialization of any pharmaceutical product or technology, or any material interest therein, other than any such Contract involving aggregate payments by the Company of less than $100,000 for research, development or consulting services performed on a time-and-materials and/or fixed-cost basis solely on behalf of the Company;

(viii) Any Contract pursuant to which the Company has entered into a partnership or joint venture with any other Person;

(ix) Any Contract under which the Company is a purchaser or supplier of goods and services which, pursuant to the terms thereof, requires future payments by the Company in excess of $100,000 per annum;

(x) Any indenture, mortgage, loan or credit Contract under which the Company has outstanding indebtedness for borrowed money in a principal amount in excess of $100,000 or any outstanding note, bond, indenture or other evidence of indebtedness in a principal amount in excess of $100,000 for borrowed money, or guaranteed outstanding indebtedness for money borrowed by others;

(xi) Any Contract of the Company containing “change of control” or similar provisions that would be triggered by the Company’s execution, delivery or performance of this Agreement;

(xii) Any Contract entered into since January 1, 2007 relating to the acquisition or disposition by the Company of any business or any material assets other than in the ordinary course of business (whether by merger, sale of stock or assets or otherwise);

(xiii) Any Contract entered into by the Company other than in the ordinary course of business that (A) involves aggregate payments by or to the Company in excess of $100,000 per annum or (B) by its terms does not terminate within one (1) year after the date of such Contract and is not cancelable during such period without penalty or without payment;

(xiv) Any Contract to which the Company is a party the termination or breach of which, or in respect of which the failure to obtain any consent required in connection with this Agreement or any of the Transactions, is reasonably likely to have a Company Material Adverse Effect;

(xv) Any Contract that imposes any material standstill or similar obligation on the Company; and

(xvi) Any Contract that contains a right of first refusal, first offer or first negotiation, in each case that may be exercisable by the Company’s counterparty to such Contract.

All Company Material Contracts are valid and in full force and effect and enforceable against the Company and, to the knowledge of the Company, each other party thereto in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law), except to the extent that (x) they have previously expired or terminated in accordance with their terms and (y) any failures to be in full force and effect which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company has not, nor, to the knowledge of the Company, has any counterparty to any Company Material Contract, violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract, except in each case for those violations or defaults which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. The Company has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any Company Material Contract which has had or is reasonably expected to have a Company Material Adverse Effect. The Company (i) is not a party to any voting agreement with respect to the voting of any securities of the Company and (ii) does not have any contractual obligation to file a registration statement under the Securities Act, in respect of any securities of the Company.

Section 4.13 Affiliate Transactions. As of the date hereof, there are no Contracts relating to transactions (other than related to continuing employment and benefit matters) between the Company, on the one hand, and any officer or director, or any equity-holder holding at least five percent (5%) of the voting power of the Company, or any member of the immediate family of such officer, director or equity-holder, or any Person controlled by such officer, director or equity-holder, on the other hand (other than agreements related to their employment). To the knowledge of the Company no director or officer of the Company owns directly or indirectly on an individual or joint basis any interest (other than passive investments in publicly traded securities) in, or serves as an officer or director of, any organization which has a material business relationship with the Company.

Section 4.14 Employee Benefit Plans.

(a) Section 4.14(a)(i) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (each, a “Company Pension Plan”, all “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (each, a “Company Welfare Plan” and each vacation or paid time off, severance, termination, retention, change in control, employment, incentive compensation, performance, profit sharing, stock-based, stock-related, stock option, fringe benefit, material perquisite, stock purchase, stock ownership, phantom stock and deferred compensation plan, arrangement, agreement and understanding and other compensation, benefit and fringe benefit plans, arrangements, agreements and understandings, sponsored, maintained, contributed to or required to be sponsored, maintained or contributed to, by the Company or any other Person that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (each, a “Commonly Controlled Entity”), in each case, providing benefits to any Company Participant, but not including the Company Benefit Agreements (all such plans, arrangements, agreements and understandings, including any such plan, arrangement, agreement or understanding entered into or adopted on or after the date of this Agreement, collectively, “Company Benefit Plans”). Section 4.14(a)(ii) of the Company Disclosure Letter sets forth a list, as of the date hereof, of (i) each employment, deferred compensation, change in control, severance, termination, employee benefit, loan or indemnification agreement between the Company, on the one hand, and any Company Participant, on the other hand, and (ii) each compensatory contract between the Company, on the one hand, and any Company Participant, on the other hand (all such contracts under the foregoing clauses (i) and (ii), including any contract which is entered into on or after the date of this Agreement, collectively, “Company Benefit Agreements”).

(b) The Company has made available to Parent true and complete copies of (i) each Company Benefit Plan and each Company Benefit Agreement (or, in the case of any unwritten Company Benefit Plan or Company Benefit Agreement, a written summary of the material provisions of such plan or agreement) in effect on the date hereof, (ii) the most recent report on Form 5500 filed with the Internal Revenue Service with respect to each Company Benefit Plan in effect on the date hereof, to the extent any such report was required by applicable Law, (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required by applicable Law and (iv) each currently effective trust agreement or other funding vehicle relating to any Company Benefit Plan or Company

Benefit Agreement. During the six year period prior to the date hereof, neither the Company nor any Commonly Controlled Entity has sponsored, maintained, contributed to or been obligated to sponsor, maintain or contribute to, or has any actual or contingent liability under, any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan or is a plan described in Section 3(40) of ERISA or Section 413 of the Code. With respect to any Company Welfare Plan or any Company Benefit Agreement that is an employee welfare benefit plan, (A) no such Company Welfare Plan or Company Benefit Agreement is funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (B) each such Company Welfare Plan and Company Benefit Agreement that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) materially complies with the applicable requirements of Section 4980B(f) of the Code and any applicable similar state or local Law and (C) to the knowledge of the Company, each such Company Welfare Plan and Company Benefit Agreement (including any such plan or agreement covering retirees or other former employees) may be amended or terminated without material liability to the Company on or at any time after the Effective Time. No Company Welfare Plan or Company Benefit Agreement that is an employee welfare benefit plan as defined under ERISA Section 3(1) provides benefits to, or on behalf of, any former employee after the termination of employment except (1) where the full cost of such benefit is borne entirely by the former employee (or his eligible dependents or beneficiaries), (2) where the benefit is required by Section 4980B of the Code, or (3) during the limited period provided under executive retention agreements and employee retention agreements that are Company Benefit Agreements.

(c)(i) Each Company Benefit Plan and Company Benefit Agreement has been administered in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code.

(ii) Since January 1, 2007, all material contributions, including participant contributions, and benefit payments required under each Company Benefit Plan and Company Benefit Agreement have been made in full on a timely and proper basis pursuant to the terms of such plan or agreement and applicable Law.

(iii) Since January 1, 2007, no Company Participant has received or is reasonably expected to receive any payment or benefit from the Company that would be nondeductible pursuant to Section 162(m) of the Code, except as otherwise set forth in Section 4.14(c) of the Company Disclosure Letter.

(iv) Since January 1, 2007, each Company Pension Plan that is intended to comply with the provisions of Section 401(a) of the Code has been the subject of a determination letter from the Internal Revenue Service or an application therefor with respect to all material and applicable Tax Law changes to the effect that such Company Pension Plan currently is qualified and exempt from income Taxes under Section 401(a) of the Code and the trust relating to such plan is exempt from income Taxes under Section 501(a) of the Code, and no such determination letter has been revoked or threatened, and, to the knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that is reasonably expected to affect the qualification of such Company Pension Plan adversely or materially increase the costs relating thereto or require security under Section 307 of ERISA.

(v) The Company has made available to Parent a copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter and a complete and accurate list of all amendments to any Company Pension Plan in effect as of the date hereof as to which a favorable determination letter has not yet been received.

(vi) To the knowledge of the Company, there are no understandings, agreements or undertakings, written or oral, with any Person (other than pursuant to the express terms of the applicable Company Benefit Plan or Company Benefit Agreement) that are (pursuant to any such understandings, agreements or undertakings) reasonably expected to result in any material liabilities if such Company Benefit Plan or Company Benefit Agreement were amended or terminated upon or at any time after the Effective Time or that would prevent any unilateral action by the Company (or, after the Effective Time, Parent) to effect such amendment or termination.

(vii) To the knowledge of the Company, each individual who is classified by the Company as an “employee” or as an “independent contractor” is properly so classified.

(d) Each Company Benefit Plan and each Company Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code subject to Section 409A of the Code is, and has been operated in such manner as to be, in material compliance with Section 409A of the Code.

(e) Neither the execution and delivery of this Agreement, the consummation of the Transactions nor compliance with the terms hereof will (either alone or in conjunction with any other event), except as otherwise set forth in Section 4.14(e)(i) of the Company Disclosure Letter, (i) entitle any current or former employee, officer, director or consultant of the Company (each, a “Company Participant”) to enhanced severance or termination pay, change in control or similar payments or benefits, (ii) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any Company Participant, (iii) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Company Benefit Plan or Company Benefit Agreement, or (iv) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement. No Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code)) or interest or penalty related thereto.

(f) Other than payments that shall be made to Persons set forth on Section 4.14(f)(i) of the Company Disclosure Letter (the “Primary Company Executives”), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Transactions (alone or in combination with any other event) by any other Company Participant who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan, Company Benefit Agreement or other compensation arrangement in place before the Closing Date would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), and no such other disqualified individual is entitled to receive any additional payment (e.g., any Tax gross up or other payment) from the Company, Parent or any other Person in the event that the excise Tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

Section 4.15 Labor and Employment Matters.

(a) The Company is not a party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements or any other labor-related agreements that pertain to any of the employees of the Company; and no employees of the Company are represented by any labor organization with respect to their employment with the Company.

(b) No labor union, labor organization, works council, or group of employees of the Company has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The Company has no knowledge of any labor union organizing activities with respect to any employees of the Company.

(c) The Company is in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance other than failures to comply which do not have and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company is not delinquent in any respect in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid, except where such delinquency would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) To the knowledge of the Company, no employee of the Company is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation of any such employee relating (i) to the right of any such employee to be employed by the Company or (ii) to the knowledge or use of Trade Secrets or proprietary information, except for such violations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.16 Environmental Matters.

(a) The Company has been at all times since January 1, 2007 in compliance with all applicable Environmental Laws, including, but not limited to, possessing all Environmental Permits required for its operations under applicable Environmental Laws, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the extent that any applicable Environmental Law requires the Company to have filed applications to renew any such Environmental Permits, the Company has filed such applications in accordance with the time periods set forth in such Environmental Law in order to allow continued operation in accordance with the terms of such Environmental Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company is in compliance with all laws, regulations, directives and requirements relating to or governing (including obtaining any necessary governmental approvals, authorizations and permits) the importation, use, distribution and disposal of any materials, chemicals, equipment and substances within any member state of the European Union, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) There is no pending or, to the knowledge of the Company, threatened Environmental Claim against the Company under or pursuant to any Environmental Law that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(d) The Company has not since January 1, 2007 received written notice from any Person, including but not limited to any Governmental Entity, alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, except with respect to matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports. The Company has not received any requests for information from any Person, including, but not limited to any Governmental Entity, with respect to any matter that would reasonably be likely to result in liability pursuant to any Environmental Law, including, but not limited to, requests for information pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act, except with respect to such matters that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(e) The Company is not a party or subject to any Order pursuant to Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or otherwise require disclosure in the Company SEC Reports.

(f) There have been no Releases or threatened Releases of Hazardous Substances by the Company or, to the knowledge of the Company, any third party on or underneath any real property currently or, to the knowledge of the Company, formerly owned, leased, or operated by the Company that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(g) To the knowledge of the Company, there are no conditions or circumstances, including pending or proposed Environmental Laws or any changes or amendments to existing Environmental Laws or Environmental Permits that would be reasonably likely to require the Company to incur expenditures or conduct any Cleanup under any current Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(h) There are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or threatened Release of Hazardous Substances, that would reasonably be expected to form the basis of any Environmental Claim against the Company or against any Person whose liability for any Environmental Claim the Company has retained or assumed either contractually or by operation of law, or otherwise would reasonably be expected to result in any costs or liabilities under Environmental Law, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) The Company has provided or made available to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company regarding environmental matters pertaining to or the environmental condition of the business of the Company, or the compliance (or noncompliance) by the Company with any Environmental Laws.

(j) The Company is not required by any Environmental Law or by virtue of the Transactions, or as a condition to the effectiveness of any of the Transactions, (i) to perform a site assessment or investigation for Hazardous Substances, or to remove or remediate Hazardous Substances, (ii) to give notice to or receive approval from any Governmental Entity pertaining in any way to environmental matters, or (iii) to record or deliver to any person or entity any disclosure document or statement pertaining in any way to environmental matters.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list, including the record owner or owners, of all (i) issued Patents and pending Patent applications, (ii) Trademark registrations and pending applications and material unregistered Trademarks, (iii) Copyright registrations and pending applications, and (iv) Internet domain names, in each of the foregoing (i), (ii), (iii), and (iv), that is owned by the Company or exclusively licensed by the Company in any jurisdiction in the world. To the knowledge of the Company, the Company is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the Intellectual Property owned by the Company and set forth in Section 4.17(a) of the Company Disclosure Letter, and all issued Patents, registered Trademarks and registered Copyrights in such Intellectual Property is, to the knowledge of the Company, subsisting, valid, and enforceable.

(b) To the knowledge of the Company, the Company is the owner of, or is licensed to use (in each case free and clear of any material Liens except as set forth in the IP Contracts and standard license agreements for commercially-available off-the-shelf software) all Intellectual Property that is material to the conduct of the business of the Company as currently conducted.

(c) The Company has provided Parent and Merger Sub with access to true and complete copies of all IP Contracts other than standard license agreements for commercially-available, off-the-shelf software. The Company has not licensed or sublicensed any material rights in any material Intellectual Property other than pursuant to the IP Contracts, and no material royalties, honoraria or other fees are payable by the Company for the use of or right to use any material Intellectual Property rights, except pursuant to the IP Contracts.

(d) All issued Patents and pending Patent applications, Trademark registrations and pending applications and all other Intellectual Property applications, registrations and filings set forth in Section 4.17(a) of the Company Disclosure Letter (i) have not expired, been cancelled or abandoned and (ii) have had paid in a timely manner all registration, filing, prosecution, maintenance and renewal fees necessary to preserve the rights of the Company in connection with such Intellectual Property.

(e) To the knowledge of the Company, the conduct of the business of the Company as currently conducted, and the conduct of the business as conducted in the past six (6) years does not misappropriate, infringe, dilute or otherwise violate and has not misappropriated, infringed, diluted, or otherwise violated, any Person’s Intellectual Property rights in any material manner. There has not been any Litigation asserted or, to the knowledge of the Company, threatened (including in the forms of offers or invitations to obtain a license) in the past six (6) years against the Company alleging or implying in writing such misappropriation, infringement, dilution or other violation of any Person’s Intellectual Property rights, challenging the Company’s ownership or use of, or the registrability or maintenance of, any Intellectual Property, challenging the validity or enforceability of any Intellectual Property owned or exclusively licensed by the Company, alleging that the use by the Company of Intellectual Property licensed to the Company is in breach of any applicable grant, license, agreement, instrument or other arrangement pursuant to which the Company acquired the right to use such Intellectual Property, or alleging misuse or antitrust violations arising from the use or other exploitation by the Company of any Intellectual Property; no material Intellectual Property has been or is being used or enforced by the Company or, to the knowledge of the Company, by any of its licensors, in a manner that, individually or in the aggregate, is reasonably likely to result in the cancellation, invalidity or unenforceability of such Intellectual Property.

(f) To the knowledge of the Company, (i) no Person is misappropriating, infringing, diluting or otherwise violating, either directly or indirectly, any material Intellectual Property owned, used, or held for use by the Company in the conduct of the business and (ii) during the past six (6) years, no Person has misappropriated, infringed, diluted, or otherwise violated, either directly or indirectly, any material Intellectual Property owned, used or held for use by the Company, and no such Litigation has been brought or threatened against any Person during the past six (6) years by the Company.

(g) The Company has not granted any Person any right to control the prosecution or registration of, or to bring, defend or otherwise control any Litigation with respect to, any Intellectual Property owned by the Company, except as expressly permitted under an IP Contract or a standard license agreement for commercially-available off-the-shelf software.

(h) The Company has not entered into nor is subject to any Orders, consents, indemnifications, forbearances to sue, settlement agreements, licenses or other arrangements in connection with the resolution of any disputes or Litigation that (A) restricts the Company with respect to any material Intellectual Property, (B) restricts the Company’s businesses in any material manner in order to accommodate any Person’s Intellectual Property, or (C) permits any Person to use any material Intellectual Property of the Company for such Person’s own benefit, in each case except as expressly permitted under an IP Contract.

(i) The Company has implemented reasonable measures to maintain the confidentiality of the Trade Secrets and other proprietary information owned by or entrusted to the Company. Each current or former employee or officer of the Company, or contractor of the Company who has been provided confidential information of the Company, has executed a proprietary information agreement. To the knowledge of the Company, no current or former employee, officer or contractor of the Company owns any right, title or interest in or to any material Intellectual Property owned by the Company. To the Company’s knowledge, there has not been any disclosure of any material confidential information of the Company (including, to the knowledge of the Company, any such information of any other Person disclosed in confidence to the Company) to any Person in a manner that has resulted or is likely to result in the loss of rights in and to such information.

(j) The Company has at all times complied in all material respects with all applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company. No Litigation has been asserted or, to the knowledge of the Company, threatened against the Company alleging a violation of any Person’s privacy or personal information or data rights and the Transactions will not breach or otherwise cause any violation of any Law or rule, policy, or procedure relating to privacy, data protection, or the collection and use of personal information collected, used, or held for use by or on behalf of the Company in the conduct of the business. The Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification or other misuse.

(k) No funding, facilities or personnel of any governmental body were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property rights owned, or to the Company’s knowledge, used or held for use, by the Company.

Section 4.18 Shareholders’ Rights Agreement. The Company does not currently have, and does not intend to adopt, a shareholders rights agreement, “poison pill” or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares or any other equity or debt securities of the Company.

Section 4.19 Company’s Articles of Incorporation and WBCA 23B.19. The Company Board has taken all actions so that the restrictions contained in the Articles of Incorporation and Chapter 23B.19 of the WBCA will not apply to the execution, delivery or performance of this Agreement or the Shareholder Tender Agreement, or to the consummation of the Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Transactions, including the Merger.

Section 4.20 Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and any of the Transactions based upon arrangements made by or on behalf of the Company. The estimated aggregate fees and expenses incurred and to be incurred by the Company in connection with the Transactions (including the fees of Merrill Lynch and the fees of the Company’s legal counsel) are set forth in Section 4.20 of the Company Disclosure Letter. The Company has furnished to Parent a true and complete copy of all agreements between the Company and Merrill Lynch relating to the Transactions.

Section 4.21 Insurance. The Company has delivered or made available to Parent prior to the date hereof a list that is true and complete in all material respects of all material insurance policies in force as of the date hereof naming the Company as an insured or beneficiary or as a loss payable payee or for which the Company has paid or is obligated to pay all or part of the premiums. Except as has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and the Company has not received, as of the date hereof, written notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect thereto. The Company is in compliance with all conditions contained in such insurance policies, except where the failure to so comply has not had, or is not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and each other report, schedule, form, statement and other document required to be filed or furnished by Parent with or to the SEC subsequent to the filing of such Form 10-K (collectively with all exhibits, financial statements and schedules thereto, all information incorporated by reference and any documents filed with or furnished to the SEC on a voluntary basis filed prior to the date of this Agreement (collectively, the “Parent SEC Reports”), but excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature; provided, that the exception provided for herein shall be applicable if, and only if, the nature and content of the applicable disclosure in any Parent SEC Report filed prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein, Parent and Merger Sub hereby represent and warrant to the Company as of the date hereof and as of the Offer Closing Date (except to the extent any such representation or warranty is made as of an earlier date, in which case, as of such earlier date), as follows:

Section 5.1 Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Merger Sub. Merger Sub was formed at the direction of Parent solely for the purposes of effecting the Merger and the other Transactions.

Section 5.2 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Shareholder Tender Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Shareholder Tender Agreements to which it is a party, and the consummation by each of Parent and Merger Sub of the Merger and the other Transactions, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub and no other corporate proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement and the Shareholder Tender Agreements to which it is a party or to consummate the Transactions (other than the filing and recordation of appropriate merger documents as required by the WBCA). Each of this Agreement and the Shareholder Tender Agreements to which it is a party has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The affirmative vote of Parent, as the sole shareholder of Merger Sub, is the only vote of the holders of capital stock of Merger Sub necessary to approve the Merger.

(b) The board of directors of Parent, at a meeting duly called and held duly and unanimously adopted resolutions approving this Agreement, the Shareholder Tender Agreements and the Transactions.

(c) The board of directors of Merger Sub, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) approving this Agreement and the Transactions, (ii) determining that the terms of the Transactions are fair to and in the best interests of Merger Sub and its shareholders and (iii) recommending that Parent, as the sole shareholder of Merger Sub, approve and adopt this Agreement and the Merger.

(d) Parent, in its capacity as sole shareholder of Merger Sub, has unanimously adopted and approved the Merger and the Plan of Merger upon the terms and subject to the conditions set forth herein.

Section 5.3 No Conflict. The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement and the Shareholder Tender Agreements to which it is a party by each of Parent and Merger Sub and the consummation of the Merger and the other Transactions will not (a) conflict with or violate (i) the Amended and Restated Certificate of Incorporation of Parent or the Amended and Restated By-Laws of Parent or (ii) the Articles of Incorporation of Merger Sub or the Bylaws of Merger Sub, (b) subject to Section 5.4 hereto, conflict with or violate any Law or any Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 5.4 Required Filings and Consents. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Shareholder Tender Agreements to which it is a party do not, and the performance by each of Parent and Merger Sub of this Agreement and the Shareholder Tender Agreements to which it is a party will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity, except for (a) applicable requirements, if any, of (i) the Exchange Act, including, without limitation, the filing with the SEC of the Schedule TO, (ii) state securities, (iii) the WBCA to file the Articles of Merger or other appropriate documentation and (iv) Nasdaq; (b) those required by the HSR Act; (c) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other Transactions; and (d) the filing of customary applications and notices, as applicable, with the FDA or any other Regulatory Authority.

Section 5.5 Financing. Parent has cash available or has existing borrowing facilities or firm financing commitments that, together with the cash of the Company, are sufficient to enable it to pay the Offer Price for all shares of Company Common Stock tendered into the Offer and the Merger Consideration payable as required by this Agreement and to otherwise consummate the Transactions.

Section 5.6 Brokers. No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.7 Acquiring Persons. None of Parent, Merger Sub or their respective Affiliates is or ever has been an “acquiring person” (as defined in Section 23B.19.020 of the WBCA) with respect to the Company.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Company’s Business Pending the Merger.

(a) From the date of this Agreement until the earliest of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), (ii) the Effective Time and (iii) the termination of this Agreement, except as otherwise consented to by Parent in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), or except as disclosed in Section 6.1(a) of the Company Disclosure Letter or as otherwise explicitly required or explicitly permitted by this Agreement or as otherwise required by applicable Law, (A) the Company shall conduct its respective businesses only in, and the Company shall not take any action except in, the ordinary course of business consistent with past practice and (B) the Company shall use its commercially reasonable efforts to preserve intact its business organization, to preserve its assets and properties in good repair and condition, to keep available the services of its current officers and employees and to preserve, in all material respects, the current relationships of the Company with its suppliers, partners or similar parties.

(b) Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise explicitly required or explicitly permitted by this Agreement or as otherwise required by applicable Law, from the date of this Agreement until the earliest of (1) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), (2) the Effective Time and (3) the termination of this Agreement, except as otherwise consented to by Parent in writing (including by electronic mail) (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(i) amend the Company Organizational Documents;

(ii) declare or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity interests;

(iii) subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iv) repurchase, redeem or otherwise acquire any shares of its capital stock or any Company Stock Rights, other than in full or partial payment of the exercise price and any applicable Taxes pursuant to the exercise, vesting or settlement of any Company Stock Rights;

(v) issue, deliver or sell, or authorize, propose or reserve for issuance, delivery or sale, or otherwise encumber, any shares of its capital stock or any Company Stock Rights, other than the issuance of shares upon the exercise of Company Options or Company Warrants, in each case outstanding on the date of this Agreement in accordance with their present terms;

(vi) create, assume or incur any indebtedness for borrowed money or guaranty any such indebtedness of another Person, or repay, redeem or repurchase any such indebtedness, other than (A) in connection with the financing of trade receivables in the ordinary course of business consistent with past practice and (B) letters of credit or similar arrangements issued to or for the benefit of suppliers and manufacturers in the ordinary course of business consistent with past practice;

(vii) make any loans, advances or capital contributions to, or any investments in, any other Person, other than routine advances to employees and consultants of the Company in the ordinary course of business consistent with past practice;

(viii) (A) sell, assign, lease, sublease, license, sell and leaseback, mortgage, pledge or otherwise encumber or dispose of any assets or properties that are material, individually or in the aggregate, to the Company or (B) enter into, modify, supplement or amend any lease or sublease of real property;

(ix) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing assets of, or by any other manner, any division, business or equity interest of any Person (including in a transaction involving a tender or exchange offer, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction) or (B) any material assets;

(x) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company (other than this Agreement);

(xi) implement or adopt any material change in its accounting methods, principles or policies other than as may be required by applicable Law or GAAP and as concurred with by the Company’s independent auditors;

(xii) except to the minimum extent required in order to comply with applicable Law: (A) amend any of the terms or conditions of employment for any of its directors or officers, (B) adopt, enter into, terminate or amend any Company Benefit Plan, Company Benefit Agreement (or any plans, agreements or arrangements that would constitute Company Benefit Plans or Company Benefit Agreements if in effect on the date hereof) or collective bargaining agreement or any other labor agreement, other than amendments that are immaterial or administrative in nature, (C) increase in any manner (including by way of effecting employee promotions) the compensation or benefits of, or pay any bonus to, any Company Participant, (D) grant any awards under any Company Benefit Plan (including the grant of stock options, stock appreciation rights, performance units, restricted stock, deferred stock awards, stock purchase rights or other stock-based or stock-related awards) or remove or modify existing restrictions in any Company Benefit Plan or Company Benefit Agreement on any awards made thereunder (other than such removals that occur in accordance with the terms of the awards), or (E) take any action to accelerate the vesting or payment of any compensation or benefits under any contract, Company Benefit Plan or Company Benefit Agreement (except to the extent provided for under any Company Benefit Plans or Company Benefit Agreements in existence as of the date hereof);

(xiii) modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Company Material Contract or enter into any agreement or contract that would qualify as a Company Material Contract;

(xiv) pay, loan or advance (other than the payment of compensation, directors’ fees or reimbursement of expenses in the ordinary course of business consistent with past practice, including pursuant to existing indemnification agreements with officers and directors) any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement with, any of its officers or directors or any, to the Company’s knowledge, any Affiliate or Associate of any of its officers or directors;

(xv) form or commence the operations of any corporation, partnership, joint venture, business association or other business organization or division thereof or enter into any new line of business;

(xvi) make, change, or revoke any material Tax election, change any method of Tax accounting, enter into any closing agreement, settle or compromise any material Tax liability, file any material amended Tax Return, or surrender any claim for a material refund of Taxes;

(xvii)(A) pay, discharge, settle or satisfy any Litigation which (i) requires payment to or by the Company (exclusive of attorney’s fees) in excess of $100,000 in any single instance or in excess of $250,000 in the aggregate, (ii) involves injunctive or equitable relief or restrictions on the business activities of the Company, (iii) would involve the issuance of Company Stock Rights or (iv) relates to the Transactions; provided, however, notwithstanding anything in this Agreement to the contrary, the Company may pay, discharge, settle or satisfy any Litigation if the amount required to be paid by the Company pursuant thereto (net of the retention amount) is covered by insurance, (B) pay, discharge, settle or satisfy any Liabilities or obligations (other than Litigation), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities or obligations incurred in the ordinary course of business consistent with past practice or as reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) included in the Company SEC Reports or (C) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xviii) make or agree to make any new capital expenditure or expenditures that exceed $100,000 individually or $150,000 in the aggregate;

(xix) fail to take any action necessary to protect or maintain the Intellectual Property owned by the Company that is material to the conduct of the business of the Company as currently conducted and planned by the Company to be conducted, including the prosecution of all pending applications for Patents and Trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto;

(xx)(A) except as consistent with the ordinary conduct of its business consistent with past practice or as permitted by Section 6.5, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to any Intellectual Property that is material to the conduct of the business of the Company, or disclose or agree to disclose to any Person, other than Representatives of Parent, any Trade Secrets except pursuant to the terms of a confidentiality agreement, or (B) compromise, settle or agree to settle any one or more actions or institute any action concerning any Intellectual Property that is material to the conduct of the business of the Company;

(xxi) except as required by Law or as expressly required by this Agreement, take any action that (A) would reasonably be expected to (1) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to, any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, or (2) significantly increase the risk of any Governmental Entity entering an Order prohibiting or impeding the consummation of the Transactions or (B) otherwise would reasonably be expected to materially delay or impair the consummation of the Transactions; or

(xxii) agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of, the foregoing actions.

Section 6.2 Access to Information; Confidentiality. Subject to the confidentiality agreement between Parent and the Company, dated July 30, 2010 (the “Confidentiality Agreement”) and applicable Law, the Company shall afford to Parent and its officers, employees, accountants, counsel, financial advisors and other Representatives, reasonable access at all reasonable times on reasonable notice during the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1 to all their properties, books, contracts, commitments, personnel and records, including for the purpose of conducting Phase I environmental site assessments (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall furnish promptly to Parent (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (ii) all other information concerning its business, properties, litigation matters, personnel and environmental compliance and property condition as Parent may reasonably request; provided, that nothing in this Section 6.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (A) violate applicable Law, (B) violate any of its obligations with respect to confidentiality (provided, that the Company shall, upon the request of

Parent, use its commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure, it being understood that the Company shall not be required to make any payments in connection with the fulfillment of its obligations under this clause (B)), or (C) result in the loss of attorney-client privilege (provided, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege, it being understood that the Company shall not be required to make any payments in connection with the fulfillment of its obligations under this clause (C)). In addition, the Company and its officers and employees shall reasonably cooperate with Parent, at Parent’s sole cost and expense, in Parent’s efforts to comply with the rules and regulations affecting public companies, including the Sarbanes-Oxley Act. No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement. All information provided pursuant to this Section 6.2 shall be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, the Company hereby consents to Parent contacting any time after the date hereof those Persons set forth on Section 6.2 of the Company Disclosure Letter in connection with supplies to the Company following the Closing.

Section 6.3 Notification of Certain Matters. Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, in each case if known by the party otherwise required to give such notice, which occurrence or failure to occur is reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality,” or “Company Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Offer Closing or (b) any material failure of Parent or Merger Sub or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. In addition, (A) the Company shall give prompt notice to Parent of any change or event having, or which would be reasonably likely to have, a Company Material Adverse Effect, in each case if known by the Company, (B) Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, as the case may be, of any change or event which would be reasonably likely to result in the failure of any of the conditions set forth in Exhibit A to be satisfied, in each case if known by the party otherwise required to give such notice, and (C) each of Parent and the Company shall give prompt notice to the other after receiving or becoming aware of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties hereto, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Transactions.

Section 6.4 Antitrust Filings; Reasonable Best Efforts.

(a) Each party shall make or cause to be made, in cooperation with the other parties hereto and to the extent applicable and as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions and

(ii) all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Entities under Competition Laws relating to the Transactions. “Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other Laws or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade. Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information made by the United States Department of Justice or any other Governmental Entities with respect to Competition Laws and the Transactions, and act in good faith and reasonably cooperate with the other party in connection with any investigation of any Governmental Entity with respect to Competition Laws and the Transactions. Each party shall use its reasonable best efforts to furnish to each other party all information required for any filing, form, declaration, notification, registration and notice with respect to Competition Laws and the Transactions. Each party shall give the other parties hereto reasonable prior notice of any communication with, and any proposed understanding or agreement with, any Governmental Entity regarding any filings, forms, declarations, notifications, registrations or notices with respect to Competition Laws and the Transactions, and permit the other parties hereto to review and discuss in advance, and consider in good faith the views of the other parties hereto in connection with, any proposed communication, understanding or agreement with any Governmental Entity with respect to the Transactions. None of the parties hereto shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or inquiry with respect to Competition Laws and the Transactions without giving the other parties hereto prior notice of the meeting and, unless prohibited by such Governmental Entity, the opportunity to attend and/or participate. The parties hereto will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law with respect to the Transactions. Without limiting the foregoing, the Company and Parent shall each use its reasonable best efforts: (A) to avoid the entry of any judgment that would restrain, prevent or delay the Closing, (B) to eliminate every impediment under any Competition Law that may be asserted by any Governmental Entity so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date) and (C) vigorously to contest and resist any such action or proceeding, including any administrative or judicial action.

(b) Subject to Section 6.4(c), each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings (including filings with Governmental Entities, if any), (ii) the obtaining of all consents, approvals or waivers from third parties necessary to consummate the Transactions, (iii) the preparation of the Proxy Statement and any other documents that may be required to be filed with the SEC, (iv) the execution and delivery of any additional instruments reasonably necessary to consummate any of the Transactions, and to fully carry out the purposes of, this Agreement and (v) the providing of all such information concerning such party, its Subsidiaries, its Affiliates and its Subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in Section 6.4(a) or this Section 6.4(b).

(c) Notwithstanding anything to the contrary in this Section 6.4, neither Parent nor the Company shall be required in order to resolve any objections asserted under Competition Laws by any Governmental Entity with respect to any of the Transactions to divest any of its businesses, product lines or assets, or take or agree to take any other action or agree to any limitation or restriction.

Section 6.5 No Solicitation; Company Board Recommendation.

(a) Except as set forth in this Section 6.5, the Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal, or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise take any action for the purpose of knowingly encouraging or facilitating, any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished pursuant thereto. Notwithstanding the foregoing, at any time prior to the Offer Closing, in response to a bona fide written Company Takeover Proposal that the Company Board in good faith determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or would reasonably be expected to lead to, a Superior Proposal, and which Company Takeover Proposal did not result from a breach of this Section 6.5(a), the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company (including the standards of conduct set forth in Section 23B.08.300 of the WBCA) under applicable Law, and subject to compliance with this Section 6.5(a) and Section 6.5(c) and after giving Parent written notice of such determination, (A) furnish information with respect to the Company to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement (which agreement shall include a customary “standstill” or similar covenant) and containing provisions allowing necessary disclosures to Parent pursuant to Section 6.5(c) hereof; provided, that (1) all such information has previously been provided to Parent or is provided to Parent at the time it is provided to such Person and (2) such customary confidentiality agreement expressly provides the right for the Company to comply with the terms of this Agreement, including Section 6.5(b) and Section 6.5(c), and (B) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.5(a) by any Representative of the Company shall be deemed to be a breach of this Section 6.5(a) by the Company.

The term “Company Takeover Proposal” means any inquiry, proposal or offer (whether in writing or otherwise) from any Person (other than Parent or Merger Sub) contemplating, or that is reasonably expected to lead to, any direct or indirect acquisition or purchase by such Person, in one transaction or a series of transactions, of assets that generate 20% or more of the revenues or constitute 20% or more of the assets of the Company, or 20% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each case other than any of the Transactions.

The term “Superior Proposal” means a bona fide written proposal that did not arise from a material breach of Section 6.5 or offer constituting a Company Takeover Proposal (provided, that for purposes of this definition references to 20% in the definition of “Company Takeover Proposal” shall be deemed to be references to 50%) which a majority of the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of the Company from a financial point of view than the Offer and the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal and the Offer and this Agreement (including any changes to the terms of the Offer and this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(b) Except as set forth in this Section 6.5, neither the Company Board nor any committee thereof shall, (i)(A) withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or qualify or modify in a manner adverse to Parent or Merger Sub), the adoption, approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement or the Transactions or (B) recommend, adopt, approve or declare advisable, or propose publicly to recommend, adopt, approve or declare advisable, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, or allow the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, or other similar agreement with respect to any Company Takeover Proposal (other than a confidentiality agreement referred to in Section 6.5(a) pursuant to and in accordance with the limitations set forth therein). Notwithstanding the foregoing, at any time prior to the Offer Closing Date, the Company Board may make a Company Adverse Recommendation Change if (x) the Company has received a Company Takeover Proposal that constitutes a Superior Proposal or (y) a development or a change in circumstances occurs or arises after the date of this Agreement that was not known by the Company Board as of the date of this Agreement and, in the case of either of the foregoing clauses (x) or (y), a majority of the Company Board determines (after consultation with outside counsel) that failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company (including the standards of conduct set forth in Section 23B.08.300 of the WBCA) under applicable Law; provided, however, that no such Company Adverse Recommendation Change may be made until after the third (3rd) Business Day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the terms and conditions of the Superior Proposal, if any, that is the basis of the proposed action by the Company Board (it being understood and agreed that (1) any amendment to any material term of the Superior Proposal, if any, resulting in the Company Notice of Adverse Recommendation or (2) with respect to any previous Company Adverse Recommendation Change, any material change in the principal stated rationale by the Company Board for such previous Company Adverse Recommendation Change, shall, in the case of either of the foregoing clauses (1) or (2), require a new Company Notice of Adverse Recommendation and a new three (3) Business Day period). The Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation. Notwithstanding the foregoing, if fewer than three (3) Business Days remain before the then scheduled Expiration Date, the notice period with respect to the Company Board effecting a Company Adverse Recommendation Change pursuant to this Section 6.5(b) shall be no less than twenty-four (24) hours.

(c) In addition to the obligations of the Company set forth in Section 6.5(a) and Section 6.5(b), (i) the Company shall promptly advise Parent in writing no later than twenty-four (24) hours after it receives any Company Takeover Proposal or any inquiry that would reasonably be expected to lead to any Company Takeover Proposal and the material terms and conditions of any such Company Takeover Proposal or inquiry and (ii) the Company shall (A) keep Parent reasonably and promptly informed of the status of and any material change to any material term of any such Company Takeover Proposal or inquiry and (B) provide to Parent promptly after receipt or delivery thereof copies of all correspondence sent to or received by the Company and all information provided by the Company to any Person pursuant to such Company Takeover Proposal or inquiry. In addition, during the period from the date of this Agreement through the Offer Closing, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party.

(d) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its positions thereunder or (ii) from making any disclosure to the Company’s shareholders (including, without limitation, any amendments to its Schedule 14D-9 relating to a Company Adverse Recommendation Change) if, in the case of this clause (ii), in the good faith judgment of a majority of the Company Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable Law.

Section 6.6 Shareholder Litigation. Prior to termination of this Agreement, the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any shareholder Litigation against the Company and its directors relating to the Transactions; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.7 Indemnification; Director and Officer Insurance.

(a) For not less than six (6) years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, a director or officer of the Company (the “Indemnified Parties”), to the same extent such Persons are indemnified as of the date of this Agreement against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by Law (including to the fullest extent authorized or permitted by any amendments to or replacements of the WBCA adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors). Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation within ten (10) business days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a request therefore; provided, that such Indemnified Party shall promptly reimburse Parent or the Surviving Corporation for any expenses so advanced if it is subsequently determined that such Person was not entitled to indemnification hereunder.

(b) For not less than six (6) years from and after the Effective Time, the Company Organizational Documents shall contain, and Parent shall cause the Company Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company than are presently set forth in the Company Organizational Documents.

(c) Subject to the next sentence, the Company and the Surviving Corporation shall maintain, and Parent shall cause the Company and the Surviving Corporation to maintain for not less than six (6) years from and after the Effective Time, at no expense to the beneficiaries, the current policies of the directors’ and officers’ liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the Transactions), so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the Effective Time (such 250%, the “Maximum Premium”). If the Company’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less favorable to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance. In lieu of the foregoing insurance coverage, Parent may after the Offer Closing Date instruct the Company to purchase prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Parent providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail policy” has been obtained by the Company at the instruction of Parent prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in connection with their enforcement of their rights provided in this Section 6.7; provided, that such Indemnified Party is successful in enforcing such claim.

(e) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company as provided in the Company Organizational Documents shall survive the Merger and shall continue in full force and effect. The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available by law, charter, statute, by-law or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The obligations set forth in this Section 6.7 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party and their heirs and representatives, without the prior written consent of such affected Indemnified Party or other Person.

(f) If the Surviving Corporation (or Parent) or any of its successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations of the Surviving Corporation (or Parent) set forth in this Section 6.7.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under such policies.

Section 6.8 Public Announcements. Each of the Company and Parent shall issue a press release announcing the execution of this Agreement in forms mutually agreed to by the Company and Parent. During the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, the Company shall obtain the prior written consent of Parent, and Parent or Merger Sub shall obtain the prior written consent of the Company, prior to issuing any press releases with respect to any of the Transactions, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq. In addition, the Company and Parent shall develop a joint communications strategy with respect to the matters set forth in Section 6.8 of the Company Disclosure Letter and each party shall ensure that, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, all public statements and communications (including any communications that would require a filing under Rules 14d-2 or 14d-9 of the Exchange Act), with analysts, members of the financial community or otherwise, with respect to any of the Transactions shall be consistent in all material respects with such joint communications strategy. Notwithstanding the foregoing, this Section 6.8 shall not apply with respect to any communications regarding any Company Takeover Proposal or Company Adverse Recommendation Change.

Section 6.9 Preparation of SEC Documents; Shareholders’ Meeting.

(a) As soon as practicable after the date hereof, and in any event no later than September 1, 2010, the Company shall prepare and file with the SEC, subject to the prior review and comment of Parent (it being understood that the Company shall consider in good faith any comments made by Parent), a proxy statement relating to the Company Shareholder Approval (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”). The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after clearing comments received from the SEC. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent the reasonable opportunity to review and comment thereon. The Company will advise Parent promptly of any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should become known to Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.

(b) Each of the Company and Parent shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of the parties hereto shall use their reasonable best efforts so that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(c) The Company shall take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the approval by the Company’s shareholders in accordance with the WBCA (the “Company Shareholders’ Meeting”). The Company shall ensure that the Company Shareholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with applicable Law, the rules of Nasdaq and the Company Organizational Documents.

(d) The parties hereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Offer Closing.

Section 6.10 Rule 14d-10 Matters. Notwithstanding anything in this Agreement to the contrary and subject in any event to the provisions of Section 6.1(b), the Company will not, on or after the date hereof and prior to the Offer Closing, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) that is a shareholder of the Company unless, prior to such entry into, establishment, amendment or modification, the Compensation Committee of the Company Board (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an employment compensation, severance or other employee benefit arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement. The Company shall, prior to the Offer Closing, take such actions necessary and appropriate to ratify, confirm and approve, in accordance with and for the purpose of Rule 14d-10 under the Exchange Act, compensation paid or payable to Covered Employees under any Company Benefit Plan or Company Benefit Agreement or otherwise in connection with the Transactions.

Section 6.11 Rule 16b-3. Prior to the Offer Closing, the Company shall use its commercially reasonable efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.12 Takeover Statutes. The Company and the Company Board shall take all actions necessary so that the restrictions contained in Chapter 23B.19 of the WBCA shall remain inapplicable to any and all of the Transactions. If any other Takeover Statute becomes applicable to any of the Transactions, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that any such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.13 Voting of Shares. Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or Merger Sub in favor of approval of the Merger at the Company Shareholders’ Meeting.

Section 6.14 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Offer Closing Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’

operations prior to the Offer Closing Date. Prior to the Offer Closing Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.15 Sixth Amendment to the Amended and Restated Strategic Alliance Agreement. On the date hereof, each of Parent and the Company will execute the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement in the form attached hereto as Exhibit D.

Section 6.16 Employees.

(a) For a period of one (1) year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to either (i) provide the employees of the Company and the Company Subsidiaries who are employed immediately prior to the Effective Time (the “Covered Employees”) who remain employed during such period by Parent, the Surviving Corporation or any of their respective Subsidiaries with compensation (excluding equity based compensation) that, taken as a whole, has a value not materially less, in the aggregate, than the compensation provided by the Company and the Company Subsidiaries to such employees as of the date hereof or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective Subsidiaries with compensation (excluding equity based compensation) that, taken as a whole, has a value not materially less, in the aggregate, than the compensation provided to similarly situated employees of Parent and its Subsidiaries from time to time. In addition, for a period of one (1) year following the Offer Closing, Parent shall or shall cause the Surviving Corporation provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective Subsidiaries with benefits that, taken as a whole, have a value not materially less, in the aggregate, than the benefits provided to similarly situated employees of Parent and its Subsidiaries from time to time.

(b) For a period of one (1) year following the Offer Closing, Parent shall or shall cause the Surviving Corporation to provide Covered Employees whose employment is terminated by Parent or the Surviving Corporation with severance benefits in accordance with such employee’s individual compensatory agreement, if any, or, in the absence of any such agreement, in accordance with the Company’s severance policy in effect on the date hereof as set forth in Section 6.16 of the Company Disclosure Letter. Parent shall have no obligation and the Company shall take no action that would have the effect of requiring Parent or the Surviving Corporation to continue any specific plans (except with respect to existing individual compensatory agreements) or to continue the employment of any specific Person.

(c) For purposes of determining eligibility to participate in, and non-forfeitable rights under any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective Subsidiaries (including for purposes of vacation eligibility), but not for purposes of benefit accrual under any defined benefit pension plan of Parent or any of its Subsidiaries, Covered Employees shall receive service credit for service with the Company (and with any predecessor or acquired entities or any other entities for which the Company granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) To the extent applicable, Parent shall or shall cause the Surviving Corporation and any of their respective Subsidiaries to waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective Subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent shall become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Company Benefit Plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan. Parent shall or shall cause the Surviving Corporation or the relevant Subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Company Benefit Plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

(e) Nothing in this Section 6.16 shall (i) confer any rights or remedies of any kind or description upon any Covered Employee or any other Person other than the Company and Parent and their respective successors and assigns, (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan or Company Benefit Agreement or benefit plan or agreement of Parent or (iii) limit the ability of the Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Covered Employee at any time.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to the Obligation of Each Party. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject, at or prior to the Effective Time, to the satisfaction or waiver of the following conditions:

(a) The Company Shareholder Approval shall have been obtained in accordance with the Company Organizational Documents and the WBCA;

(b) No applicable Law or Order shall then be in effect which has the effect of prohibiting the consummation of the Merger or the other Merger Agreement Transactions;

(c) There shall not then be pending or threatened any Litigation by any Governmental Entity which challenges or seeks to enjoin the Merger or the other Merger Agreement Transactions; and

(d) The Offer Closing shall have occurred.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Subject to Section 1.3(c), this Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other:

(i) if the Offer Closing shall not have occurred by October 19, 2010 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been the principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date; or

(ii) if any Order having any of the effects set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been the principal cause of, or resulted in, such Order; or

(c) by Parent, upon written notice to the Company:

(i) prior to the Offer Closing, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in clauses (iv) or (v) of Exhibit A and (B) has not been waived by Parent and is incapable of being cured, or is not cured, by the Company within twenty (20) calendar days following receipt of written notice of such breach or failure to perform from Parent; provided, however, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent or Merger Sub shall then be in material breach of this Agreement such that the Company would then have the right to terminate this Agreement pursuant to Section 8.1(d)(i);

(ii) at any time prior to the Offer Closing, upon a Company Adverse Recommendation Change;

(iii) prior to the Offer Closing if the Company shall have materially breached any of the provisions of Section 6.5;

(iv) if the Company Board fails to reaffirm publicly its recommendation to the Company’s shareholders to tender their shares of Company Common Stock in the Offer and to vote in favor of the Merger within three (3) days of Parent’s written request for such reaffirmation (or if the Outside Date is less than three (3) days from the receipt of such request from Parent, by the close of business on the penultimate Business Day preceding the Outside Date); or

(v) at any time prior to the Offer Closing, if on any then scheduled Expiration Date (defined in Exhibit A), Parent is not required to extend the Offer pursuant to this Agreement and any of the conditions set forth in Exhibit A shall not have been satisfied; or

(d) by the Company, upon written notice to Parent:

(i) prior to the Offer Closing if (A) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in the representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are qualified by materiality not being true and correct in all respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) or (2) the representations and warranties of Parent and Merger Sub in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto that are not so qualified not being true and correct in all material respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date); or (B) Parent and Merger Sub shall not have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and in the case of either clauses (i) or (ii) above, such breach or failure to perform is incapable of being cured, or is not cured, by Parent within twenty (20) calendar days following receipt of written notice of such breach or failure to perform from the Company; provided, however, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company shall then be in material breach of this Agreement such that Parent would then have the right to terminate this Agreement pursuant to Section 8.1(c)(i);

(ii) at any time prior to the Offer Closing, if the Company enters into a binding agreement with respect to a Superior Proposal; provided, that no termination of this Agreement pursuant to this Section 8.1(d)(ii) shall be effective, unless the Company shall have complied in all material respects with the provisions of Section 6.5 and the Company shall have paid the Company Termination Fee and otherwise complied with its obligations under Section 8.2(c);

(iii) if (A) Merger Sub fails to commence the Offer in violation of Section 1.1 hereof and such breach is not cured within five (5) calendar days following receipt of written notice of such breach from the Company, (B) the Offer shall have expired or been terminated without Merger Sub having purchased any shares of Company Common Stock pursuant thereto, or (C) Merger Sub, in violation of the terms of this Agreement, fails to accept for payment and to purchase validly tendered shares of Company Common

Stock pursuant to the Offer; provided, that the right to terminate this Agreement pursuant to clause (B) of this Section 8.1(d)(iii) shall not be available if the Company’s failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the Offer having expired or been terminated without Merger Sub having purchased any shares of Company Common Stock pursuant thereto; or

(iv) if following any scheduled Expiration Date (defined in Exhibit A), any of the conditions set forth in Exhibit A shall not have been satisfied and Parent has neither waived such condition nor extended the Offer, then the Company may terminate this Agreement on the Business Day following such scheduled Expiration Date.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 8.1 hereof, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereto shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the Confidentiality Agreement, the provisions of Section 4.20, Section 5.6, the last sentence of Section 6.2, this Section 8.2, Section 8.3 and Article IX shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability or damages for fraud or for any willful breach or hereof or for any willful misrepresentation.

(b) Except as provided in this Section 8.2, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not any of the Transactions is consummated.

(c) (i) In the event that: (x) (A) prior to the Offer Closing, a Company Takeover Proposal shall have been publicly announced or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal, (B) this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) or this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) and (C) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate a Company Takeover Proposal or consummates a Company Takeover Proposal; or (y) this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), 8.1(c)(iii) or 8.1(c)(iv); or (z) this Agreement is terminated by Company pursuant to Section 8.1(d)(ii), then the Company shall pay Parent a fee equal to $5,000,000 (five million dollars) (the “Company Termination Fee”) by wire transfer of same-day funds on the date of termination of this Agreement (except that in the case of termination pursuant to clause (x) above, the Company shall pay Parent the Company Termination Fee on the Business Day following the date of execution of such definitive agreement or, if earlier, consummation of such transaction); provided, however, for purposes of this Section 8.2, all references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%” and the Company shall be entitled to credit against payment of the Company Termination Fee in respect of any expense reimbursement previously paid under Section 8.2(c)(ii).

(ii) In the event this Agreement is terminated by Parent pursuant to Section 8.1(c)(i) above, the Company shall pay Parent or its designees by wire transfer, as promptly as practicable (but in any event within two (2) Business Days) following the delivery by Parent of an invoice therefor, up to $2,000,000 (two million dollars) as reimbursement for reasonable out-of-pocket fees and expenses incurred by Parent or Merger Sub in connection with the Transactions (including, but not limited to, such fees and expenses of Parent and Merger Sub’s counsel, accountants, financial advisors and financing sources, but excluding any discretionary fees paid to such financial advisors).

(iii) The Company acknowledges that the agreements contained in this Section 8.2(c) are an integral part of the Transactions, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount(s) due pursuant to this Section 8.2(c), and, to obtain such payment, Parent commences a suit which results in a final, nonappealable judgment against the Company for the amount(s) due pursuant to this Section 8.2(c), the Company shall pay to Parent its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on such amount(s) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. In the event that Parent shall receive full payment of the Company Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the recipient of such fee or any of its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and neither the recipient of such fee nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding arising out of this Agreement, any of the Transactions or any matters forming the basis for such termination.

(iv) In no event shall more than one full Company Termination Fee be payable by the Company pursuant to this Agreement.

Section 8.3 Amendments. Subject to Section 1.3(c) and subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders the Company; provided, however, that after any approval of the Merger by the shareholders of the Company, there may not be, without further approval of the shareholders of the Company, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law otherwise expressly requires the further approval of such shareholders. No amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.4 Waiver. Subject to Section 1.3(c), at any time prior to the Effective Time, whether before or after the Company Shareholders’ Meeting, any party hereto may (a) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement of the parties hereto in this Agreement which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given when delivered if delivered personally, sent via electronic mail (receipt confirmed), facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company to:

Penwest Pharmaceuticals Co.

2981 Route 22

Suite 2

Patterson, New York 12563

Fax No: (845) 878-3420

Attention: Jennifer L. Good

E-mail address: jennifer.good@penwest.com

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Fax No: (617) 526-5000

Attention: Stuart M. Falber, Esq.

E-mail address: stuart.falber@wilmerhale.com

Michael J. LaCascia, Esq.

E-mail address: michael.lacascia@wilmerhale.com

(b) if to Parent or Merger Sub, to it at:

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard Chadds Ford, PA 19317

Fax No.: (610) 558-9864

Attention: Caroline B. Manogue, Esq.

E-mail address: manogue.caroline@endo.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax No: (212) 735-2000

Attention: Eileen T. Nugent, Esq.

E-mail address: eileen.nugent@skadden.com

Ann Beth Stebbins, Esq.

E-mail address: annbeth.stebbins@skadden.com

Section 9.3 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise expressly provided herein, whenever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion. References to a Person are also to its permitted successors and assigns.

Section 9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Confidentiality Agreement and the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this

Agreement and (b) except for the provisions of Section 6.7, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 9.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE, EXCEPT FOR THE PROVISIONS OF THIS AGREEMENT THAT RELATE EXPRESSLY TO THE WBCA, WHICH SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE WBCA.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any party hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 9.8 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the Transactions (other than actions or proceedings arising out of the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement, the form of which is attached as Exhibit D hereto, which, for clarity, shall be addressed in accordance with its terms), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions (other than actions relating to the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement, the form of which is attached as Exhibit D hereto, which, for clarity, shall be addressed in accordance with its terms) in any court other than a federal court located in the State of Delaware or a Delaware state court and (d) consents to the service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.2.

Section 9.9 Headings, etc. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The disclosure of any matter in the Company Disclosure Letter shall expressly not be deemed to constitute an admission by the Company or Parent, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this

Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.12 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (OTHER THAN ACTIONS, PROCEEDINGS OR COUNTERCLAIMS ARISING OUT OF OR RELATING TO THE SIXTH AMENDMENT TO THE AMENDED AND RESTATED STRATEGIC ALLIANCE AGREEMENT, THE FORM OF WHICH IS ATTACHED AS EXHIBIT D HERETO, WHICH, FOR CLARITY, SHALL BE ADDRESSED IN ACCORDANCE WITH ITS TERMS) OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.13 Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.14 Certain Definitions.

(a) For purposes of this Agreement, the terms “Associate” and “Affiliate” shall have the same meaning as set forth in Rule 12b-2 promulgated under the Exchange Act, and the term “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(b) “Business Day” shall mean a day other than Saturday, Sunday or any other day on which commercial banks located in the State of New York are authorized or required by Law to remain closed.

(c) “Cleanup” shall mean all actions required to: (i) clean up, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment, (ii) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare, or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care, or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(d) For purposes of this Agreement, the phrase “Company Material Adverse Effect” shall mean any change, effect, event, occurrence or development that, individually or in the aggregate with all other changes, effects, events, occurrences, or developments, (i) results in any change or effect that is or would reasonably be expected to be materially adverse to the business, financial condition, properties, assets, liabilities (contingent or otherwise), or results of operations of the Company, or (ii) prevents, materially impedes or materially delays the consummation by the Company of the Transactions; provided, however, that any change, effect, event, occurrence, or development arising or resulting from, or related to, any of the following, shall not constitute, and shall not be considered in determining whether there has occurred, or may, would or could occur, a Company Material Adverse Effect: (A) general economic conditions (or changes in such conditions) or conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in general, (B) conditions (or changes in such conditions) affecting the industry in which the Company participates, (C)(1) global or national economic or political conditions (or changes in such conditions) or (2) acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date hereof or hereafter commenced), and terrorism, (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, (E) any resignations of any employees directly attributable to the announcement or pendency of the Transactions, (F) changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof), (G) any action taken, or failure to take action, in each case, which Parent has requested in writing, or compliance with the terms of, or the taking of any action required under this Agreement, or the failure to take any action prohibited by this Agreement, (H) any actions taken by Parent, or the failure by Parent to take any action, in each case with respect to Opana ER, or the introduction of any tamper resistant formulations of an oxymorphone product, (I) the clinical trial results of any Product or product candidate, (J) changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, event, occurrence or development underlying such change or failure has resulted in, or contributed to, a Company Material Adverse Effect) or (K) any of the specific events or circumstances described in Section 9.14(d) of the Company Disclosure Letter, except any such change, effect, event, occurrence, state of facts, circumstance or development referred to in clauses (A), (B), (C), (D) and (F) may be taken into account for purposes of each such respective clause if, and only to the extent that, it adversely affects the Company, in a materially disproportionate manner relative to (x) other participants operating in the industry in which the Company operates in the case of clauses (A), (B), (C)(1) and (F) or (y) other participants operating in the industry and the affected geography in which the Company operates in the case of clauses (C)(2) and (D).

(e) “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, benefit plan or undertaking of any nature, in each case (i) if legally binding and (ii) if unexpired and unterminated, as in effect as of the date hereof or as may hereinafter be in effect.

(f) “Environmental Claim” shall mean any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (i) the presence, or release into the environment, of, or exposure to, any Hazardous Substances at any location, whether or not owned or operated by the Company, now or in the past or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(g) “Environmental Laws” shall mean all federal, state, local or foreign laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Entities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment, including, without limitation, laws relating to Releases or threatened Release of Hazardous Substances, the protection of human health as a result of exposure to Hazardous Substances, the storage, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

(h) “Environmental Permits” shall mean permits, licenses, approvals, exemptions, registrations, certificates, identification numbers or other authorizations issued pursuant to Environmental Laws.

(i) “Hazardous Substances” shall mean any chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “hazardous constituents”, restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants”, “pollutants”, “toxic pollutants”, or words of similar meaning and regulatory effect under any applicable Environmental Law including, without limitation, petroleum and asbestos.

(j) “Intellectual Property” shall mean: (i) trademarks, service marks, product names, corporate names, trade names, brand names, certification marks, marketing designs, logos, slogans, commercial symbols, business name registrations, Internet domain names, trade dress and other similar indications of source or origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations and applications for the foregoing in any jurisdiction, including any extension, modification or renewal of any such registration or application (“Trademarks”); (ii) industrial design registrations, patents and patent applications (including divisions, continuations, continuations-in-part, reexaminations, and renewals), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any jurisdiction (“Patents”); (iii) writings and other works of authorship and other copyright rights, (including copyrights in computer programs (whether in source code, object code or other forms), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentations including user manuals and training materials, related to any of the foregoing (“Software”)), in any jurisdiction, whether registered or not, and all applications and registrations for the foregoing, and any renewals or extensions thereof (“Copyrights”); (iv) trade secrets, non-public information, and all other confidential or proprietary information and materials, including discoveries, research and development information, ideas, know-how, inventions, proprietary processes, designs, procedures, laboratory notes, technical information, formulae, biological materials, models and methodologies, in each case whether patentable or not, and rights in any jurisdiction to limit the use or disclosure thereof by any Person (“Trade Secrets”); and (v) any other intellectual property or proprietary rights and the right to sue for past infringement, misappropriation, or other violation of any of the foregoing.

(k) “Merger Agreement Transactions” shall mean the transactions contemplated by this Agreement other than the execution, delivery and performance of (i) the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement in the form attached as Exhibit D hereto and (ii) the Shareholder Tender Agreements.

(l) “Nasdaq Marketplace Rules” shall mean the rules concerning Nasdaq-listed companies promulgated by Nasdaq from time to time and published in the Nasdaq Manual Online located at www.nasdaq.com.

(m) “Plan of Merger” shall mean shall mean this Agreement, excluding the exhibits and schedules referred to herein, other than Exhibit A and Exhibit E.

(n) “Products” shall mean the Company’s compounds A000 and 761.

(o) “Regulatory Authorizations” shall mean all approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority.

(p) “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(q) “Representatives” shall mean, with respect to any Person, the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents of such Person.

(r) For purposes of this Agreement, a “Subsidiary” of any Person shall mean another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person), (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership) or (iii) based on the extent of control by the first Person, is required to be consolidated in the consolidated financial statements of the first Person in accordance with GAAP.

(s) For purposes of this Agreement, the phrases “to the knowledge of the Company,” “known to Company,” and similar formulations shall mean the actual current knowledge of the people set forth in Section 9.14(s) of the Company Disclosure Letter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENDO PHARMACEUTICALS HOLDINGS INC.

By:	/s/ David P. Holveck
Name:	David P. Holveck
Title:	President and Chief Executive Officer

WEST ACQUISITION CORP.

By:	/s/ David P. Holveck
Name:	David P. Holveck
Title:	President and Chief Executive Officer

PENWEST PHARMACEUTICALS CO.

By:	/s/ Jennifer L. Good
Name:	Jennifer L. Good
Title:	President and Chief Executive Officer

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered shares of Company Common Stock unless:

(i)	there shall have been validly tendered and not validly withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Agreement, the “Expiration Date”) that number of shares of Company Common Stock which, when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries, represents at least a majority of the total number of outstanding shares of Company Common Stock on a “fully diluted basis” (which assumes conversion or exercise of only those derivative securities which both (i) if applicable, have a per share exercise or “strike” price that is less than the Offer Price and (ii) are then vested or exercisable or would become vested or exercisable at any time within 60 days after the Expiration Date assuming that the holder of any such security satisfies the vesting or exercise conditions applicable thereto during such time period) on the Expiration Date (the “Minimum Tender Condition”);

(ii)	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any other applicable Competition Law enacted by a material foreign jurisdiction shall have expired or been terminated;

(iii)	no applicable Law and no temporary restraining order, preliminary injunction, permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction shall then be in effect which (A) has the effect of making illegal or otherwise prohibiting the consummation of the Offer or any of the other Transactions, (B) imposes any material limitations on Parent’s (1) ownership of the Company, or (2) operation of all or a material portion of the businesses or assets of the Company, on the one hand, or (to the extent directly related to the Transactions) of Parent, on the other hand or (C) compels the Company, on the one hand, or (to the extent directly related to the Transactions) Parent and its Subsidiaries, taken as a whole, on the other hand, to dispose of or hold separate any material portion of their respective businesses or assets;

(iv)

(A) the representations and warranties of the Company set forth in Sections 4.2(a) and (b) shall be true and correct in all material respects both as of the date of this Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects on and as of such

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earlier date) and (B) the representations and warranties of the Company contained in this Agreement and in the certificate delivered by the Company pursuant to subparagraph (vi) below (other than those referred to in clause (A)) (disregarding for purposes of this subparagraph (iv), any materiality or Company Material Adverse Effect qualifications contained in such representations and warranties) shall be true and correct in all respects both as of the date of the Agreement and as of the Offer Closing Date as though made on and as of the Offer Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date), except where the failure of any such representations or warranties to be so true and correct would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect;

(v)	the Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Offer Closing Date;

(vi)	the Company shall have delivered to Parent a certificate, signed by the chief executive officer of the Company, to the effect that each of the conditions specified in subparagraphs (iv) and (v) above is satisfied;

(vii)	there shall not then be pending any Litigation by any Governmental Entity that would reasonably be expected to result in any of the consequences referred to in clauses (A), (B) or (C) of subparagraph (iii) above;

(viii)	since the date of the Agreement there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(ix)	the Company and Parent shall not have reached an agreement that the Offer or the Agreement be terminated, and the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.

The foregoing conditions are for the benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition (defined herein)), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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